02020517

3-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
MAR 1 2002
080

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March [1], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Year Ended December 31, 2001

In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we," "our," "us" or "PLDT Group" mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to "PLDT" mean the Philippine Long Distance Telephone Company, not including its subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries and their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to "pesos," "peso" or "₱" are to Philippine pesos, the lawful currency of the Philippines; all references to "U.S. dollars," "US$," or "dollar," are to United States dollars, the lawful currency of the United States; and all references to "Japanese yen" or "¥" are to the lawful currency of Japan. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of ₱51.690 = US$1.00, the average exchange rate of the Philippine pesos into U.S. dollars as quoted through the Philippine Dealing System at December 31, 2001.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this report or elsewhere might not occur.

On June 4, 2001, Pilipino Telephone Corporation, or Piltel, completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt restructuring. As a result, our ownership

of Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. Similarly, unless otherwise indicated, our operating information stated as of December 31, 2001, excludes the operating information of Piltel and our operating information for the year ended December 31, 2001, only includes proportionately Piltel's operating information up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see "Other Information" below and Notes 2 and 7 to the accompanying financial statements.

Financial Highlights

	As of and for the years ended December 31,	
	2001	2000
	(pesos in millions)	
CONSOLIDATED FINANCIAL DATA:		
Balance Sheets		
Total assets	₱307,622.3	₱326,152.5
Property, plant and equipment – net	256,477.0	272,397.7
Total debt	175,341.4	196,041.7
Total stockholders' equity	88,627.6	86,527.4
Statements of Income		
Operating revenues	₱73,573.0	₱62,903.1
Operating expenses	56,428.1	50,860.1
Net operating income	17,144.9	12,043.0
EBITDA[1]	39,027.8	33,254.9
EBIT[2]	17,490.4	15,358.8
Net income	3,417.9	1,108.4
Statements of Cash Flows		
Net cash provided by operating activities	₱40,039.8	₱35,727.1
Net cash used in investing activities	30,752.8	25,666.9
Capital expenditures	30,554.4	27,109.0
Net cash used in financing activities	14,862.5	10,433.3
Financial Ratios		
Operating margin	23.3%	19.1%
EBITDA[1] margin	53.0%	52.9%
Debt to equity	1.98x	2.27x

[1] EBITDA is defined as income before minority interest in net losses of consolidated subsidiaries adding back interest expense and related items, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

[2] EBIT is defined as income before minority interest in net losses of consolidated subsidiaries adding back interest expense and related items and taxes. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and PLDT's subsidiaries PLDT Clark Telecom, Inc., or Clark Telecom; Subic Telecommunications Company, Inc., or Subic Telecom; and Maranao Telephone Company, Inc., or MaraTel, which together account for less than 5% of our total fixed lines in service;

- Wireless — wireless telecommunications services provided through our cellular service providers (PLDT's subsidiary Smart Communications, Inc., or Smart, and PLDT's affiliate Piltel) and satellite operators (Mabuhay Philippines Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat); and

- Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, Internet access services provided by ePLDT's subsidiary Infocom Technologies, Inc., or Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income for the years ended December 31, 2001 and 2000.

	2001		2000	
	₱	%[3]	₱	%[3]
	(pesos in millions)			
Operating Revenues				
Fixed line	46,876.7	63.7	45,967.0	73.1
Wireless	26,227.4	35.6	16,697.4	26.5
Information and communications technology	468.9	0.7	238.7	0.4
	73,573.0	100.0	62,903.1	100.0
Operating Expenses				
Fixed line	32,309.0	43.9	30,314.9	48.2
Wireless	23,339.4	31.7	20,234.4	32.2
Information and communications technology	779.7	1.1	310.8	0.5
	56,428.1	76.7	50,860.1	80.9
Net Operating Income (Loss)				
Fixed line	14,567.7	19.8	15,652.1	24.9
Wireless	2,888.0	3.9	(3,537.0)	(5.7)
Information and communications technology	(310.8)	(0.4)	(72.1)	(0.1)
	17,144.9	23.3	12,043.0	19.11

[3] Computed as percentage of total operating revenues.

Consolidated Operating Revenues

Our consolidated operating revenues grew by ₱10,669.9 million, or 17.0%, to ₱73,573.0 million in 2001 compared with ₱62,903.1 million in 2000 largely as a result of the continuing strong growth of our wireless business. Smart contributed ₱24,454.2 million in revenues for 2001, an increase of 71.3% from ₱14,277.6 million in 2000. Smart's 2001 revenue contribution, which was derived mostly from its cellular operations, accounted for 33.2% of our consolidated operating revenues in 2001, compared with 22.7% in 2000.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. In 2001, this business generated revenues of ₱46,876.7 million, an increase of ₱909.7 million, or 2.0%, over 2000. The increase was due mainly to increases in revenues from our local exchange service and data and other network services, partially offset by decreases in our national and international long distance revenues. As a percentage of consolidated operating revenues, however, our fixed line revenues dropped to 63.7% in 2001 from 73.1% in 2000 due to the significant growth in our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2001 and 2000 by service segment:

	2001		2000	
	₱	%	₱	%
	(pesos in millions)			
Fixed line services:				
Local exchange	21,832.5	46.6	18,977.9	41.3
International long distance	11,453.5	24.4	13,233.0	28.8
National long distance	8,388.1	17.9	10,550.2	23.0
Data and other network	4,776.5	10.2	2,963.2	6.4
Miscellaneous	426.1	0.9	242.7	0.5
Total	46,876.7	100.0	45,967.0	100.0

Local Exchange Service

Our local exchange service revenues consist of:

- flat monthly fees for our billed service;
- installation charges and other one-time fees associated with the establishment of customer service;
- local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network;
- proceeds from sales of prepaid call cards (gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses); and
- charges for value-added services.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2001 and 2000:

	2001	2000
Consolidated local exchange revenues (in millions)	₱21,832.5	₱18,977.9
Number of fixed lines in service		
PLDT Group[4]	2,097,366	1,999,922
PLDT	2,075,109	1,915,985
Number of PLDT employees	12,915	13,285
Number of PLDT fixed lines in service per PLDT employee	161	144

Revenues from our local exchange service increased by ₱2,854.6 million, or 15.0%, to ₱21,832.5 million in 2001 compared with ₱18,977.9 million in 2000 principally due to:

- currency-related adjustments in our monthly local service rates; and
- higher average number of billed fixed lines in service.

As a percentage of consolidated operating revenues, however, our local exchange service revenues in 2001 remained virtually unchanged at 30%.

During 2001, we implemented ten upward and four downward adjustments in our monthly local service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to a currency adjustment mechanism allowed by the Philippine National Telecommunications Commission, or the NTC. During 2000, we implemented 12 upward adjustments and one downward adjustment. Under this mechanism, we increase or decrease our monthly local service rates by 1% for every ₱0.10 change in the peso-to-dollar exchange rate relative to a base rate of ₱11.00 = US$1.00. Following a depreciation of the peso, we increase our local exchange service rates after giving 15 days' prior notice to the NTC; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. The average peso-to-dollar exchange rate in 2001 was ₱50.46 = US$1.00, as compared with the average of ₱43.04 = US$1.00 in 2000. Rate adjustments relating to this 17.2% depreciation of the peso resulted in a 15.7% net increase in our average monthly local service rates, thus increasing our local exchange revenues.

Despite lower gross fixed line additions in 2001, PLDT achieved a higher number of net additional fixed lines in service because of lower number of disconnections during the year than in 2000. Gross additions to PLDT's fixed lines in service in 2001 totaled 427,349, lower by 10.5% than last year's gross additions of 477,515. On a net basis, PLDT added 159,124 fixed lines in 2001, higher by 3.7% than the net additions of 153,516 in 2000.

The increase in PLDT's net fixed line additions was mainly attributable to *Teletipid*, PLDT's prepaid fixed line service. Launched in August 2000, *Teletipid* was initially intended by PLDT as an alternative affordable telephone service for consumers under difficult economic conditions. At the end of 2000, PLDT had 13,905 Teletipid subscribers, all of which were new subscribers. However, in 2001, *Teletipid* was incorporated into PLDT's overall churn and credit risk exposure management and subscriber retention efforts. In 2001, the number of additional *Teletipid* subscribers was 130,597, of

[4] PLDT Group's fixed line subscribers as of December 31, 2000 include Piltel's 80,600 fixed line subscribers but exclude the 76,716 fixed line subscribers as of December 31, 2001.

which 82,002, or 63%, were new subscribers and 48,595, or 37%, were migrated from postpaid fixed line service, instead of being disconnected from the service for non-payment of bills. As of December 31, 2001, active *Teletipid* subscribers reached 144,502, representing 7% of PLDT's total fixed lines in service.

Teletipid phone kits, each containing ₱300 of pre-paid airtime, are sold for ₱1,700.00 per unit. *Teletipid* prepaid subscribers are charged based on usage at a rate of ₱0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls.

A prepaid fixed line subscriber is recognized as a subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can "top up" their accounts by purchasing airtime call cards that are sold in denominations of ₱300 and ₱500. Top-ups are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not top up within four months after the full usage or expiry of the last top-up. Revenues from the sale of prepaid cards are recognized when sold to dealers or directly to consumers through PLDT's business offices.

To stimulate fixed line subscriber take-up, effective November 13, 2000, PLDT reduced installation fees by approximately 41%, from ₱3,376.59 to ₱1,999.00, for postpaid residential subscribers and by approximately 35%, from ₱5,396.31 to ₱3,500.00, for business subscribers. PLDT also introduced additional value-added products and services, such as Caller ID and TXT 135, in order to attract new subscribers and retain existing ones. Caller ID allows subscribers to identify callers by telephone number, while TXT 135 allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM[5] handsets. TXT 135 is now capable of international text messaging and is undergoing further expansion to allow two-way text messaging, which we expect to be in service within the first half of 2002.

The ratio of PLDT fixed lines in service per PLDT employee improved from 144 in 2000 to 161 in 2001 due to the increase in PLDT's fixed lines in service and the impact of PLDT's manpower reduction program. PLDT's workforce was reduced by 370 employees, or 2.8%, in 2001 primarily as a result of the manpower reduction program.

International Long Distance Service

International long distance revenues generated through our international gateway facilities consist of:

- inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;
- access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and
- outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

[5] GSM means Global System for Mobile Communication.

The following table shows information about our international long distance business for the years ended December 31, 2001 and 2000:

	2001	2000
Consolidated international long distance revenues (in millions)	₱11,453.5	₱13,233.0
Inbound	8,984.8	9,937.1
Outbound	2,468.7	3,295.9
Inbound-outbound ratio	3.6:1	3.0:1
International call volumes (in million minutes)		
PLDT Group	2,499.0	2,116.8
Inbound	2,333.4	1,978.3
Outbound	165.6	138.5
Inbound-outbound call ratio	14.1:1	14.3:1
PLDT	2,495.8	2,113.8
Inbound	2,332.7	1,977.6
Outbound	163.1	136.2
Inbound-outbound call ratio	14.3:1	14.5:1

Our consolidated international long distance revenues decreased by ₱1,779.5 million, or 13.4%, to ₱11,453.5 million in 2001 from ₱13,233.0 in 2000 as a result of declines in revenues from both inbound and outbound international calls. Our international long distance revenues as a percentage of our consolidated operating revenues also decreased to 15.6% in 2001 from 21.0% in 2000.

Our revenues from inbound international long distance calls for 2001 decreased by ₱952.3 million, or 9.6%, to ₱8,984.8 million principally due to continued declines in international settlement rates. This was partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes. The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

On January 1, 2000, we adopted the U.S. Federal Communications Commission, or U.S. FCC, accounting rate benchmark, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our settlement rates for inbound calls from the United States have continued to decline to levels below the benchmark rate. Settlement rates for inbound calls from other countries have declined as well. Although our settlement rates have generally stabilized, we cannot assure that they will not decline further in the future.

Our inbound international call volumes increased by 17.9% to 2,333.4 million minutes in 2001 largely due to:

- our enhanced competitiveness from flexible pricing that was made possible by our adoption of the benchmark international accounting rate a year earlier than the date set by the U.S. FCC; and

- our recovery of traffic previously lost to unauthorized traffic termination and bypass routings by international simple resale operators.

PLDT's adoption of a prepayment policy beginning September 2001 as a prerequisite for accepting incoming traffic from certain second-tier international carriers also contributed to the decline in revenues from inbound traffic. Although this prepayment policy negatively impacted our inbound international long distance revenues in the near term, we expect that over the longer term this policy will help us achieve a more stable revenue base and control uncollectible accounts.

Our revenues from outbound international long distance calls for 2001 declined by ₱827.2 million, or 25.1%, to ₱2,468.7 million primarily due to substantial reductions in our international direct dialing or IDD rates, partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes. The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international call volumes grew by 19.6%, from 138.5 million minutes in 2000 to 165.6 million minutes in 2001, as a result of:

- substantial reductions of our IDD rates; and

- implementation of our various marketing initiatives, including innovative pricing packages for large accounts and loyalty programs for high-value customers.

National Long Distance Service

Our national long distance revenues consist of:

- per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

- access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2001 and 2000:

	2001	2000
Consolidated national long distance revenues (in millions)	₱8,388.1	₱10,550.2
National long distance call volumes (in million minutes)		
PLDT Group	2,779.5	3,274.2
PLDT	2,756.3	3,255.3

Our national long distance revenues declined by ₱2,162.1 million, or 20.5%, to ₱8,388.1 million in 2001 from ₱10,550.2 million in 2000 due to the combined effect of the following:

- lower call volumes;
- reduced national direct dialing, or NDD rates; and
- changes in interconnect arrangements

Likewise, as a percentage of consolidated operating revenues, national long distance revenues decreased to 11.4% in 2001 from 16.8% in 2000.

Our national long distance call volumes decreased by 15.1% to 2,779.5 million minutes in 2001 compared with 3,274.2 million minutes in 2000. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mail and cellular text messaging, have negatively affected call volumes. The integration of some of our local exchanges into single local calling areas effective August 2000, as mandated by the NTC, is also negatively affecting our national long distance call volumes. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

In 2001, PLDT implemented changes in its NDD rates for calls to fixed line subscribers and for those terminating to cellular subscribers. For calls to fixed line subscribers, PLDT reduced its NDD rates from a range of ₱3.25 to ₱6.60 per minute to a range of ₱3 to ₱5 per minute effective May 1, 2001. On November 2, 2001, PLDT rebalanced these rates to a flat rate of ₱4.50 per minute. For calls terminating to cellular subscribers, PLDT reduced its NDD rates from a range of ₱12.69 to ₱14.69 per minute to a uniform rate of ₱12.50 per minute effective November 2, 2001. These simplified pricing plans are expected to stabilize our national long distance revenues going forward. Rate rebalancing aims to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies, and provide cost savings to our customers.

On May 1, 2001, PLDT entered into a new interconnection arrangement with the majority of other local exchange carriers. Under the new arrangement, the originating carrier pays access charges of (1) ₱0.50 per minute for short haul or ₱1.25 per minute for long haul traffic to the carrier owning the backbone network and (2) ₱1.00 per minute to the terminating carrier. With respect to the few other local exchange carriers, PLDT continues to have revenue sharing arrangements wherein charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity.

On the other hand, PLDT reached a favorable settlement in its negotiations with different cellular operators on access charges for calls terminating to cellular subscribers. Effective July 2001, access charges being paid by PLDT to cellular operators were reduced to ₱6.50 per minute for local and long distance calls and was further reduced to ₱4.50 per minute effective January 2002. Prior to July 2001, PLDT paid interconnection charges ranging from a low of ₱7.69 to a high of ₱10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

The 20.5% decrease in national long distance revenues is higher than the 15.1% decrease in call volumes because of the combined effects of the changes in both collection and interconnection arrangements with other local exchange carriers, as described above, and some changes in the traffic mix.

Data and Other Network Services

In 2001, data and other network services registered the highest percentage growth in revenues among our fixed line services, continuing the trend in the last two years.

Data and other network services we currently provide include:

- Traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;
- Broadband/high-performance packet-based/IP-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and
- Other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Of our total revenues from data and other network services in 2001, traditional bandwidth services accounted for 67%, broadband/IP-based services accounted for 29%, and other services accounted for the remaining 4%, compared with 71%, 25% and 4%, respectively, in 2000.

The foregoing services are used for the following:

- domestic and international communication;
- broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;
- Internet exchange services that provide Internet service providers with a primary connection to the global Internet to exchange local traffic generated within the Philippines;
- private networking services that use the public Internet as a backbone for private interconnection between different locations;
- switched-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

- high-performance international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data, assuring customers a faster and more cost-efficient networking facility.

Revenues from our data and other network services grew by ₱1,813.3 million, or 61.2%, to ₱4,776.5 million in 2001 compared with ₱2,963.2 million in 2000. Revenues from our data and other network services as a percentage of our consolidated operating revenues also increased to 6.5% in 2001 from 4.7% in 2000.

In 2001, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing ones.

In March 2001, we launched Remote Access Service, offering customers in the Philippines outsourced dial-up access to their local area networks and head offices from remote locations using our servers. We have installed remote access servers at PLDT's local central offices located in 17 key cities throughout the Philippines.

In April 2001, we launched IP-VPN, a networking service incorporating multi-protocol label switching. This switching technology assigns a label to each packet of data before it is sent through the public network. The label contains information such as destination, precedence, and VPN membership designed to prevent access to information by persons outside their virtual private network. In June 2001, we expanded the coverage of our IP-VPN service by making it available throughout Southeast Asia through ACASIA, a joint venture telecommunications company owned by PLDT, Singapore Telecom, Telekom Malaysia, Jabatan Telecom Brunei, CAT of Thailand and PT Indosat.

In 2001, we substantially increased the capacity of our I-Gate network by 110 megabits per second to 155 megabits per second to meet increased demand for broadband Internet access. I-Gate is our Internet gateway service that provides high-speed access to the global Internet. With the activation in December 2001 of the Asia Pacific Cable Network 2, of which PLDT is a part owner, we expect to further increase I-Gate's capacity to 300 megabits per second in 2002.

In the second half of 2001, we accelerated the deployment of our DSL infrastructure to meet the growing demand for high-speed and dedicated Internet access. DSL is a broadband service that allows high-speed data transmission over ordinary (copper) telephone lines. Our DSL service is now available not only in Metro Manila but also in some other key cities in the Philippines. At year-end 2001, we had 4,203 DSL subscribers. The number of our DSL subscribers has grown by an average of 320 subscribers lines per month since we launched the service in November 2000.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For 2001, these revenues increased by ₱183.4 million, or 75.6%, to ₱426.1 million from ₱242.7 million in 2000, and accounted for 0.6% of our 2001 consolidated operating revenues, as compared with 0.4% in 2000.

Wireless

Our wireless business segment offers cellular services as well as satellite, very small aperture terminal or VSAT, and other services. Our wireless revenues include Piltel's revenues for the full year 2000 and for the period January 1 to June 27, 2001. From the period June 28, 2001 to December 31, 2001, our wireless revenues no longer include Piltel's revenues except for those accrued by Smart under the revenue sharing agreement with Piltel for Piltel's use of Smart's GSM network, under which 50% of Piltel's prepaid GSM revenues, net of interconnection expense, are payable to Smart. In addition, Smart accrues revenues under its three outsourcing agreements with Piltel. These revenues are recognized as "Other Income" under "Other Expenses-net" account in our consolidated statements of income.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2001 and 2000 by service segment:

	2001		2000	
	₱	%	₱	%
	(pesos in millions)			
Wireless services:				
Cellular				
Smart	24,461.6	93.3	13,972.1	87.1
Piltel	998.7	3.8	1,943.5	11.6
Sub-total	25,460.3	97.1	15,915.6	95.3
Satellite, VSAT and others	767.1	2.9	781.8	4.7
Total	26,227.4	100.0	16,697.4	100.0

Wireless service revenues increased by ₱9,530.0 million, or 57.1%, to ₱26,227.4 million in 2001 from ₱16,697.4 in 2000 mainly as a result of the continuing strong growth in our cellular service revenues. As a percentage of consolidated operating revenues, our wireless service revenues rose to 35.6% in 2001 from 26.5% in 2000.

Cellular Service

Our cellular service revenues consist of:

- revenues derived from sales of cellular prepaid cards to dealers;
- revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;
- charges for value-added services;
- service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service;
- monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and

- other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards sold to dealers and the value of the associated expenses listed below. These expenses are recorded at the time of sale as part of selling and promotion expenses.

- the value of prepaid cards given to dealers as commissions for the sales of prepaid cards;
- the value of the free airtime preloaded into subscriber identification module, or SIM, cards upon purchase; and
- any discounts that may be given on the sale of prepaid cards to dealers.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made.

Proceeds from the sale of handsets and SIM cards and one-time registration fees and gains on the sale of handsets are offset against selling and promotion expenses. Any losses on the sale of handsets are taken up as selling and promotion expenses.

Our cellular service revenues in 2001 increased by ₱9,544.7 million, or 60.0%, to ₱25,460.3 million, of which ₱24,461.6 million came from Smart and ₱998.7 million from Piltel, representing Piltel's cellular revenues for the period January 1 to June 27, 2001. In comparison, our cellular service revenues in 2000 amounted to ₱15,915.6 million, of which ₱13,972.1 came from Smart and ₱1,943.5 million from Piltel, representing Piltel's cellular revenues for the full year ended December 31, 2000. Cellular service revenues accounted for approximately 34.6% of our consolidated operating revenues in 2001, as compared to 25.3% in 2000. The substantial increase in our cellular service revenues was driven by the strong growth in our cellular subscriber base.

Prior to July 2001, Smart received interconnection fees at an average of ₱8.50 per minute for calls originating from fixed line subscribers. Effective July 2001, these fees were reduced to ₱6.50 per minute and was further reduced to ₱4.50 per minute effective January 2002. Also prior to July 2001, Smart received and paid interconnection income and charges, respectively, of ₱1.00 per minute for calls originating/terminating in another cellular operator's network. Effective July 2001, these charges were increased to ₱3.00 per minute and further increased to ₱4.50 per minute effective January 2002.

As of December 31, 2001, Smart's and Piltel's combined cellular subscribers reached 6,368,850, an increase of 2,853,557, or 81.2%, over their combined subscriber base of 3,515,293 as of December 31, 2000. As a result, Smart's and Piltel's cellular subscribers outnumbered our fixed lines in service by 3 to 1 at year-end 2001.

The table below shows the cellular subscribers of Smart and Piltel as of December 31, 2001 and 2000:

	2001	2000
Cellular subscriber base	6,368,850	3,515,293
Smart	4,893,844	2,858,479
Piltel[6]	1,475,006	656,814

Smart

Smart markets nationwide cellular communications services under four brand names—Smart Buddy, Smart Gold, PriceBuster and BillCrusher. Smart Buddy and Smart Gold are services provided through Smart's digital GSM network, whereas PriceBuster and BillCrusher are offered on Smart's analog ETACS[7], network. Smart Buddy and BillCrusher are prepaid services, while Smart Gold and PriceBuster are postpaid or billed services.

The following table summarizes key measures of Smart's cellular business as of and for the years ended December 31, 2001 and 2000:

	2001	2000
Cellular revenues (in millions)	₱24,461.6	₱13,972.1
GSM	23,759.1	11,327.3
Voice	14,219.8	8,338.1
Data	7,624.4	2,414.9
Others[8]	1,914.9	574.3
Analog	503.7	2,564.7
Others[9]	198.8	80.1
Cellular subscriber base	4,893,844	2,858,479
GSM	4,641,666	2,331,005
Prepaid	4,569,616	2,263,322
Postpaid	72,050	67,683
Analog	252,178	527,474
Prepaid	87,429	282,529
Postpaid	164,749	244,945
Traffic volumes (in millions)		
Calls (in minutes)	1,954.3	1,176.8
National	1,263.7	853.9
International	690.6	322.9
Inbound	624.8	294.7
Outbound	65.8	28.2
Messages – SMS[10]	12,328.8	3,861.7
Number of base stations	2,486	1,740

[6] As of June 27, 2001, Piltel's cellular subscribers totaled 988,738, of which 784,672 were GSM subscribers and 204,066 were analog subscribers.

[7] ETACS means Enhanced Total Access Communications System.

[8] Refers to other non-subscriber-related revenues, such as the facility service fees from Piltel and inbound international roaming fees.

[9] Refers to all other services consisting primarily of Public Calling Offices, or PCO, and *SMARTalk* payphones and remaining leased line circuits.

[10] SMS means Short Messaging Service.

Smart's cellular service revenues of ₱24,461.6 million in 2001 were higher by ₱10,489.5 million, or 75.1%, than in 2000. The GSM service accounted for 97.1% of Smart's cellular service revenues in 2001, while the analog and other services accounted for the remaining 2.9%. Smart's GSM service revenues in 2001 included approximately ₱1,508.5 million in facility service fees from Piltel for its Talk 'N Text prepaid service using Smart's GSM network. The significant decline of ₱2,061.0 million, or 80.4%, to ₱503.7 million in Smart's analog service revenues in 2001 was due to the declining analog subscriber base coupled with decreasing average revenue per user, or ARPU.

Revenues from cellular data services, which include all SMS and text-related services ranging from ordinary text to value-added services, increased by ₱5,209.5 million, or 215.7%, to ₱7,624.4 million in 2001 from ₱2,414.9 million in 2000. As a result, cellular data services accounted for 31.4% of Smart's cellular revenues in 2001 as compared to 17.4% in 2000. While SMS contributed revenues of ₱6,175.4 million in 2001, its percentage contribution to total cellular data revenues for the year decreased to 81.0% from 93.5% in 2000. The decrease reflects the increasing usage and contribution of other value-added services, such as *Smart zed™,* *Smart Money* and international text messaging.

During 2001, Smart's SMS system handled 12,328.8 million outbound messages, an increase of 219.3% from the 3,861.7 million messages handled during 2000. Smart implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third of the original allocation, while the second phase, effective January 1, 2002, reduced the allocation by a further one-third for a total reduction of two-thirds. Subscriber behavior since the implementation of the reduction suggests that the reduction in the free text allocation has not significantly affected subscriber usage.

In the last quarter of 2000, Smart launched the following value-added cellular services to stimulate usage, build customer loyalty and stabilize ARPUs[11]:

- *Mobile Banking*, launched in collaboration with various banks, allows subscribers to execute banking transactions, such as balance inquiries and transfers, over their mobile telephones;

- *Smart Money*, launched in conjunction with MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their *Smart Money* card as well as reload their prepaid cards electronically; and

- *Smart zed™*, a partnership with international cellular operator Sonera zed of Finland, enables subscribers to personalize their information requirements not only as to the types of information required but also when the information is required. Sonera zed has introduced a single platform that provides access to local and global information through SMS or wireless application protocol.

In addition, Smart has a number of interactive activities, such as text games and chat services, developed on its own platform.

[11] ARPU is computed for each month by dividing the relevant revenues for the month by the average number of subscribers for the service (beginning number plus ending number divided by two) for that month. Before January 2001, the beginning number of subscribers was used as the denominator. ARPUs for 2000 have since been recalculated using the new method.

Smart's prepaid GSM subscriber base increased by 2,306,294, or 101.9%, to 4,569,616, whereas Smart's postpaid GSM subscriber base grew by 4,367, or 6.5%, to 72,050. Prepaid subscribers accounted for 98.4% of Smart's 4,641,666 GSM subscribers at December 31, 2001, while postpaid subscribers accounted for the remaining 1.6%. In contrast, Smart's prepaid analog subscriber base declined by 69.1% to 87,429 at December 31, 2001 from 282,529 at December 31, 2000, while Smart's postpaid analog subscriber base decreased by 32.7% to 164,749 at December 31, 2001 from 244,945 at December 31, 2000. Overall, Smart's analog subscriber base decreased by 52.2% to 252,178 at the end of 2001.

The following table shows Smart's average monthly ARPUs for the years ended December 31, 2001 and 2000:

	2001	2000
GSM		
Prepaid	₱591	₱895
Postpaid	1,853	2,140
Blended[12]	617	981
Analog		
Prepaid	₱117	₱278
Postpaid	114	366
Blended[12]	115	319

GSM ARPU and Churn Rates. A prepaid cellular subscriber is recognized as a subscriber when the subscriber activates and uses the SIM card in the handset, which already contains ₱100 of pre-stored airtime. Smart calculates its prepaid monthly ARPU by dividing gross prepaid service revenues by the average of the beginning and the ending number of subscribers in a particular month. The average monthly ARPU for any period is then calculated as a simple average of the monthly ARPUs during that period. Prepaid service revenues consist mainly of proceeds from sales of prepaid cards booked by Smart as revenues when the cards are sold to dealers (on a non-refundable basis). Average monthly ARPU for prepaid GSM subscribers calculated on this basis for 2001 was ₱591, as compared with ₱895 for 2000. Smart also tracks ARPUs based on subscribers' actual usage of their prepaid cards. On this basis, average monthly ARPU for Smart's prepaid GSM service for 2001 was ₱579, as compared with ₱738 for 2000. While the practice of recognizing revenues when the cards are sold to dealers may result in higher levels of ARPUs when cards are first released to the market, our experience in the past 12 months has been that ARPUs based on recognition of revenues upon sale of cards and upon usage of airtime converged once a large base of subscribers was attained and inventory levels of prepaid cards in the distribution network were regularized .

The table below summarizes Smart's average monthly ARPUs for each of the quarters in 2001 for prepaid GSM subscribers based on sales and usage:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	₱635	₱549	₱619	₱562
Usage	₱567	₱567	₱592	₱589

[12] Annual blended ARPUs are calculated by taking a simple average of monthly blended ARPUs, which are computed by dividing total cellular revenues for the month by the average number of subscribers for that month.

Smart's postpaid GSM service monthly ARPU is calculated in a manner similar to that of prepaid service, except that it consists mainly of monthly service fees (which may be applied to any type of voice or data service) and charges on usage in excess of the monthly service fees. Average monthly ARPU for postpaid GSM subscribers for 2001 was ₱1,853, as compared with ₱2,140 for 2000. Smart's average monthly blended ARPU for 2001 for both prepaid and postpaid GSM services was ₱617, as compared with ₱981 for 2000.

Revenues derived from Smart's 50% share of Piltel's prepaid GSM service under its revenue sharing agreement with Piltel are not included in Smart's computations of its ARPUs.

Smart's prepaid ARPUs had decreased as the subscriber base grew and prepaid card distribution regularized, but usage ARPUs have remained fairly stable in the last four quarters. We can give no assurance that ARPUs will not continue to decline in the future because, among other reasons, ARPUs tend to decline as the subscriber base grows and subscriber demographic profiles change.

Monthly churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the beginning and ending numbers of subscribers for the period, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as a subscriber only when the subscriber activates and uses the SIM card in the handset. Subscribers can then top up by reloading over the air or purchasing prepaid cards that are sold in denominations of ₱300, ₱500 and ₱1,000. Top-ups are valid for two months. A prepaid GSM account is disconnected if the subscriber does not top up within four months after the full usage or expiry of the last top-up.

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2001 was 1.8%, compared to 0.4% in 2000. The churn rate in the fourth quarter of 2001 increased to 2.6% from 2.0% in the third quarter of 2001. Smart's churn rate is influenced by a number of factors, including:

- The general economic slowdown in the Philippines which may negatively impact some subscribers' ability to afford the service;
- Technological advances which may necessitate the upgrading of SIM cards. The introduction of *Smart zed™* and *Smart Money* in late 2000 required our customers to upgrade earlier issued SIM cards to new, more advanced ones capable of supporting these services. This cancellation and replacement of existing SIM cards contributed to increased churn. This phenomenon may recur as Smart continues to introduce enhanced SIM cards as they become available and encourages its subscribers to upgrade and avail of Smart's various value-added services; and
- Network quality in the first half of 2001 may have contributed, to a limited extent, to the increased churn rate during the second half of 2001. As Smart went through rapid subscriber growth in the first half of 2001, its network was, at times, struggle to cope with the increased traffic. Since then, however, Smart has invested heavily in increasing its network capacity and by the end of 2001, Smart's network capacity was sufficient to meet its present demands. Moreover, Smart has budgeted ₱12,700 million in capital expenditures for 2002, ₱10,331.7 million of which will be spent on network

improvement. Smart believes that with this planned expansion, it will continue to have sufficient capacity for anticipated increases in its GSM subscriber base in the near future and therefore eliminate inadequate network quality as a factor in increased churn.

As discussed earlier, a prepaid subscriber is disconnected and therefore recognized in churn if the subscriber does not top up within four months after the full usage or expiration of the subscriber's last top-up. Top-ups have a life of two months. As a result, a subscriber would not be recognized in churn for up to four months to six months after the subscriber may have stopped using the service . These effects may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth such as those that have been experienced by Smart.

Smart's churn rates for prepaid subscribers may continue to increase and Smart cannot predict when, or at what level, its churn rate may eventually stabilize.

The average monthly churn rate for Smart's postpaid GSM subscribers in 2001 was 3.3%, a slight decrease from 3.4% in 2000. Smart's policy is to redirect outgoing calls to an interactive voice response system if the subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 30 days of redirection, the account is disconnected. Within this 30-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via SMS.

Analog ARPU and Churn Rates. Average monthly ARPUs for prepaid and postpaid analog service in 2001 were ₱117 and ₱114, down from ₱278 and ₱366, respectively, in 2000. Blended ARPU for prepaid and postpaid analog service decreased by 63.9% to ₱115 in 2001 from a blended ARPU of ₱319 in 2000.

The churn rate for prepaid and postpaid analog subscribers is computed in the same way as that for prepaid and postpaid GSM subscribers. The average monthly churn rate for prepaid analog subscribers in 2001 increased to 8.8% from 3.0% in 2000 while the average monthly churn rate for postpaid analog subscribers was 3.3%, a decrease from 4.9% for 2000.

Piltel

Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001, following a decrease of PLDT's ownership interest in Piltel's outstanding common stock from 57.6% to 45.3%. Accordingly, the following discussion is based on Piltel's results of operations for the full-year 2000 and proportionately for the first half of 2001 up to its deconsolidation.

Piltel markets its cellular services under the brand names Talk 'N Text, Phone Pal and Mobiline. Talk 'N Text is provided using Smart's GSM network, while Phone Pal and Mobiline are offered through Piltel's analog/CDMA network. Talk 'N Text and Phone Pal are prepaid services, while Mobiline is a postpaid service.

The following table shows Piltel's cellular subscriber base as of June 27, 2001, as of December 31, 2001 and 2000:

	June 27,	December 31,	
	2001	2001	2000
Cellular subscriber base	988,738	1,475,006	656,814
GSM – prepaid	784,672	1,329,326	368,578
Analog/CDMA	204,066	145,680	288,236
Prepaid	125,294	76,473	200,042
Postpaid	78,772	69,207	88,194

At December 31, 2001, Piltel's cellular subscriber base increased by 818,192, or 124.6%, to 1,475,006 from 656,814 at the end of 2000. Launched in April 2000, Talk 'N Text had over 1.3 million subscribers at the end of 2001. Through this prepaid GSM service, Piltel has built the third largest GSM subscriber base in the Philippines, gaining a foothold in the GSM market. In 2001, revenues generated from Talk 'N Text amounted to ₱1,508.5 million, net of interconnection costs and Smart's revenue share. Of this amount, only ₱575.3 million was included in our cellular operating revenues representing Talk 'N Text revenues for the first half of 2001.

Piltel's cellular net revenue contribution to consolidated revenues amounted to ₱998.7 million for the first half of 2001 and ₱1,943.5 million for the full year 2000. For full year 2001, Piltel's cellular revenues amounted to ₱2,360.3 million. Of Piltel's total cellular revenues for the first half of 2001, 57.6% came from the prepaid GSM service, 11.0% from the prepaid analog/CDMA services, 8.8% from postpaid analog/CDMA services, and 22.6% from interconnection with local carriers and other miscellaneous revenues, compared with only 18.2% from prepaid GSM service, 17.1% from prepaid analog/CDMA services, 25.0% from postpaid analog/CDMA services, and 39.7% from interconnection and other miscellaneous revenues for 2000.

GSM ARPU and Churn Rates. Piltel's GSM ARPU per month is calculated by dividing gross revenues (including interconnection income attributable to Talk 'N Text subscribers and before deducting interconnection costs and Smart's revenue share) for the service by the average of the beginning and ending subscribers for the month. The average monthly ARPU for any period is then calculated as a simple average of the monthly ARPUs for that period. Talk 'N Text's monthly ARPU for the first half of 2001 was ₱414, compared to ₱1,032 for the same period in 2000. Talk 'N Text's average monthly churn rate for 2001 was 2.7%, increasing from 0.8% in January 2001 to 4.5% in December 2001. Churn for Talk 'N Text is computed in an identical manner to that of Smart's prepaid GSM service.

Analog/CDMA ARPU and Churn Rates. Despite Piltel's focus on the expansion of its prepaid GSM service, it continues its efforts to manage churn and sustain its presence in the prepaid analog/CDMA market. Average monthly prepaid ARPU stood at ₱301 for the first half of 2001, compared to ₱427 for the same period in 2000. The average monthly churn rate for 2001 for the prepaid analog/CDMA service was 1.7%, while the average churn rate for 2001 for the postpaid analog/CDMA service was 1.5%.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. In 2001, revenues derived from these services amounted to ₱767.1 million, a decrease of ₱14.7 million, or 1.9%, from the ₱781.8 million in 2000. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001.

Information and Communications Technology

Our information and communications technology business is under ePLDT, a wholly owned subsidiary we formed in August 2000. ePLDT's principal business is the operation of an Internet data center under the brand name Vitro™. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitro™ provides co-location services, hosting, hardware and software maintenance services, managed services, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. We completed the transfer of PLDT's investment in Infocom to ePLDT on December 1, 2001 as we reorganized our businesses along the three major business segments of the PLDT Group. ePLDT's investments also include the following subsidiaries:

- Contact World, Inc., a 200-seat call center facility providing services that include customer acquisition, retention and growth services, customer care and support, receivables management, help desk, and technical support to various companies. Contact World commenced commercial operations in June 2001;

- Vocativ Systems, Inc., a planned 500-seat call center facility that we expect will commence commercial operations in the second quarter of 2002 exclusively for clients of a global provider of customer relationship management services; and

- Parlance Systems, Inc., a planned 500-seat call center facility that we expect will commence commercial operations also in the second quarter of 2002 exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements.

See Note 7 to the accompanying financial statements for a description of ePLDT's other subsidiaries and affiliates and their respective businesses.

Revenues generated from our information and communications technology business in 2001 amounted to ₱468.9 million, increasing by ₱230.2 million, or 96.4%, from ₱238.7 million in 2000, and accounting for less than 1% of our consolidated revenues in each of these two years. Infocom, our Internet service provider, contributed revenues of ₱333.9 million, an increase of ₱95.2 million, or 39.9%, over its revenue contribution of ₱238.7 million in 2000. ePLDT, which started commercial operations only on February 5, 2001, contributed revenues of ₱97.2 million on a non-consolidated basis from Vitro™ operations. Our call center business contributed revenues of ₱35.5 million, or 7.6%, of our total revenues derived from our information and communications technology business. Going forward, we expect revenues from our call center businesses to contribute significantly to our information and communications technology revenues with the full commercial operations of Vocativ Systems and Parlance Systems.

Consolidated Operating Expenses

Our consolidated operating expenses in 2001, which include Smart's operating expenses of ₱19,630.1 million, increased by ₱5,568.0 million, or 10.9%, to ₱56,428.1 million from ₱50,860.1 million in 2000. The primary factor contributing to this increase was higher non-cash charges, particularly depreciation and amortization charges, which accounted for 68.5% of the increase. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 76.7 % in 2001 from 80.9% in 2000.

Fixed Line

Consolidated operating expenses related to our fixed line business totaled ₱32,309.0 million in 2001, an increase of ₱1,994.1 million, or 6.6%, from ₱30,314.9 million in 2000 largely as a result of higher depreciation and amortization charges. Excluding non-cash charges, our fixed line consolidated operating expenses decreased by ₱1,143.5 million, or 6.7%, to ₱16,039.4 million. Fixed line-related operating expenses as a percentage of our total fixed line operating revenues rose to 68.9% in 2001 from 65.9% in 2000.

In the last quarter of 2001, we implemented a number of cost reduction initiatives in our fixed line operations. These initiatives focused on reducing overtime costs, marketing and advertising expenses, consultancy fees, billing-related expenses, and travel and training expenses. With these initiatives, we have been able to manage the increase in our 2001 operating expenses. We intend to make further reductions in our operating expenses in the future.

The following table shows the breakdown of the total consolidated fixed line-related operating expenses for the years ended December 31, 2001 and 2000 and the percentage of each expense item to the total:

	2001		2000	
	₱	%	₱	%
	(pesos in millions)			
Fixed line services:				
Depreciation and amortization[13]	13,389.5	41.4	10,770.8	35.5
Compensation and benefits	7,144.1	22.1	7,310.8	24.1
Maintenance	3,294.8	10.2	3,141.5	10.3
Provision for doubtful accounts	2,880.1	8.9	2,361.2	7.8
Selling and promotions	1,232.5	3.8	1,751.2	5.8
Professional and other service fees	1,007.8	3.1	1,112.9	3.7
Rent	867.3	2.7	839.7	2.8
Taxes and licenses	408.3	1.3	540.3	1.8
Other operating costs	2,084.6	6.5	2,486.5	8.2
Total	32,3090	100.0	30,314.9	100.0

Depreciation and amortization charges increased by ₱2,618.7 million, or 24.3%, to ₱13,389.5 million. The increase was attributable to an expanding depreciable asset base, mainly as a result of some completed projects, which accounted for ₱1,521.0 million of the increase in depreciation charges, and capitalized foreign exchange losses from revaluation of our net dollar liabilities incurred in acquiring

[13] Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱4,589.9 million in 2001 and ₱3,283.1 million in 2000.

various telecommunications equipment, which accounted for the remaining increase of ₱1,097.7 million in depreciation charges.

Compensation and benefits slightly decreased by ₱166.7 million, or 2.3%, to ₱7,144.1 million. This decrease reflects the effect of PLDT's manpower reduction program and reduced overtime costs, which were partially offset by salary increases granted to PLDT's non-supervisory employees pursuant to a new three-year collective bargaining agreement signed in March 2001.

Maintenance expenses increased by ₱153.3 million, or 4.9%, to ₱3,294.8 million primarily due to the effect of the peso depreciation on dollar-denominated maintenance costs, relating principally to the maintenance of our domestic fiber optic network.

Provision for doubtful accounts increased by ₱518.9 million, or 22.0%, to ₱2,880.1 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address the receivable problem with these second-tier carriers, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. Our provision for doubtful accounts in 2001 is equivalent to approximately 6% of our operating revenues, as compared to approximately 5% in 2000.

Selling and promotion expenses decreased by ₱518.7 million, or 29.6%, to ₱1,232.5 million mainly due to a significant drop in PLDT's advertising and public relations expenses during the second half of 2001.

Professional and other service fees declined by ₱105.1 million, or 9.4%, to ₱1,007.8 million as a result of the reduction of PLDT's consultancy and payment facility expenses. The decrease in PLDT's consultancy and payment facility expenses was a result of the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense increased by ₱27.6 million, or 3.3%, to ₱867.3 million due mainly to the effect of the peso depreciation on dollar rental of international satellite circuits.

Taxes and licenses decreased by ₱132.0 million, or 24.4%, to ₱408.3 million mainly on account of lower radio licenses and permit fees paid in 2001 than in 2000 and lower property taxes resulting from disposal of some of PLDT's idle real properties.

Other operating costs decreased by ₱401.9 million, or 16.2%, to ₱2,084.6 million primarily due to reduced travel and training expenses and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business in 2001 totaled ₱23,339.4 million, an increase of ₱3,105.0 million, or 15.3%, from ₱20,234.4 million in 2000. A significant portion of this increase was due to higher selling and promotion expenses and depreciation and amortization charges. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business dropped to 89.0% in 2001 from 121.2% in 2000 due to the exclusion of Piltel's operating expenses after June 27, 2001 from our consolidated statement of income for the year ended December 31, 2001. Piltel's operating expenses for 2000 amounted to ₱6,168.6 million, and for the period January 1 to June 27, 2001 totaled ₱2,688.7 million.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2001 and 2000 and the percentage of each expense item to the total:

	2001		2000	
	₱	%	₱	%
	(pesos in millions)			
Wireless services:				
Depreciation and amortization[14]	8,020.0	34.4	7,090.1	35.0
Selling and promotions	8,224.7	35.2	7,379.3	36.5
Compensation and benefits	1,740.3	7.5	1,365.9	6.8
Maintenance	1,330.5	5.7	917.5	4.6
Rent	1,241.0	5.3	797.5	3.9
Professional and other service fees	869.9	3.7	383.5	1.9
Taxes and licenses	322.1	1.4	204.0	1.0
Provision for doubtful accounts	272.8	1.2	636.7	3.1
Other operating costs	1,318.1	5.6	1,459.9	7.2
Total	23,339.4	100.0	20,234.4	100.0

Depreciation and amortization charges increased by ₱929.9 million, or 13.1%, to ₱8,020.0 million due to an expanding depreciable asset base mainly as a result of continued significant expansion and upgrading of Smart's GSM network, as well as additional depreciation charges of ₱1,440.0 million due to a change in the estimated remaining useful life of Smart's analog network equipment from 6.80 years to 2.25 years effective January 1, 2001. The change in estimate was made to reflect the effects of continuing decline in subscribers, competition and other economic factors which have shortened the useful economic life of these assets. However, this increase was partially offset by a decrease in the depreciation charges contributed by Piltel due to its deconsolidation on June 27, 2001. Piltel's depreciation charge amounted to ₱1,504.5 million for the first half of 2001 and ₱3,165.0 million for the full year 2000.

Selling and promotion expenses increased by ₱845.4 million, or 11.5%, to ₱8,224.7 million, on account of higher commissions paid and discounts given to dealers due to the significant growth in the cellular subscriber base. Smart's average subscriber acquisition cost for its GSM subscribers decreased by ₱499, or 26.2%, from ₱1,903 in 2000 to ₱1,404 in 2001. Subscriber acquisition costs in the third and fourth quarters were higher than the average at ₱1,597 and ₱1,717, respectively, in the third and fourth quarters. The higher subscriber acquisition costs resulted from certain promotional activities undertaken during those periods which necessitated the increase in handset subsidies, as well as a change in mix of dealer sales (of handset and SIM card sales) resulting in higher commissions to dealers. In addition, changes in the prices and production life of popular handset models affect the level of Smart's handset subsidies and may cause fluctuations in subscriber acquisition costs. The contribution of handset subsidies to total subscriber acquisition costs ranged from a low of 3% in the first half of 2001 to a high of 29% in the third quarter. As computed, on an average basis for 2001, commissions to dealers accounted for 70.5% of subscriber acquisition costs while handset subsidies and advertising and promotions accounted for 16.0% and 13.5%, respectively.

[14] Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities amounting to ₱1,167.6 million in 2001 and ₱1,192.0 million in 2000.

Compensation and benefits rose by ₱374.4 million, or 27.4%, to ₱1,740.3 million primarily due to an increase in Smart's employee headcount from 3,453 as of December 31, 2000 to 5,035 as of December 31, 2001 to meet the staffing requirements of a rapidly expanding cellular network and subscriber base.

Maintenance expense increased by ₱413.0 million, or 45.0%, to ₱1,330.5 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Rental expense increased by ₱443.5 million, or 55.6%, to ₱1,241.0 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Professional and other service fees increased by ₱486.4 million, or 126.8%, to ₱869.9 million on account of an increase in legal fees and higher royalty and professional fees paid to content providers of Smart's value-added services.

Taxes and licenses increased by ₱118.1 million, or 57.9%, to ₱322.1 million as a result of increased NTC supervision fees and radio permit fees.

Provision for doubtful accounts decreased by ₱363.9 million, or 57.2%, to ₱272.8 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base.

Other operating costs decreased by ₱141.8 million, or 9.7%, to ₱1,318.1 million mainly due to the effect of Piltel's deconsolidation amounting to ₱489.4 million, which was partially offset by an increase in Smart's other operating costs by ₱353.0 million. The increase in Smart's other operating costs was attributable to the provisioning for handset inventory obsolescence and increases in various operating expenses, such as printing and office supplies.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business amounted to ₱779.7 million in 2001, an increase of ₱468.9 million, or 150.9%, from ₱310.8 million in 2000. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business rose to 166.3% in 2001 from 130.2% in 2000, reflecting increased costs brought about by ePLDT's commercial operations that started on February 5, 2001 and the start-up nature of ePLDT's businesses and subsidiaries. Rent, professional and other service fees, and depreciation and amortization comprised the top three highest expenses, contributing 30%, 16.8% and 16.4%, respectively, to total operating expenses related to our information and communications technology business.

Net Operating Income

Our consolidated net operating income in 2001 amounted to ₱17,144.9 million, an increase of ₱5,101.9 million, or 42.4%, from ₱12,043.0 million in 2000. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by more than four percentage points to 23.3%.

On a non-consolidated basis, however, net operating income in 2001 amounted to ₱13,843.8 million, a decrease of ₱555.7 million, or 3.9%, from ₱14,399.5 million in 2000.

Fixed Line

In 2001, our fixed line business segment contributed an operating income of ₱14,567.7 million, a decrease of ₱1,084.4 million, or 6.9%, from ₱15,652.1 million in 2000. Although the declines in our national and international long distance revenues were more than offset by the increases in revenues from our local exchange service and data and other network services, the overall increase in our consolidated fixed line operating revenues was insufficient to cover the increase in consolidated fixed line-related operating expenses, particularly depreciation and amortization charges.

Wireless

Our wireless business segment registered an operating income of ₱2,888.0 million in 2001, as against an operating loss of ₱3,537.0 million in 2000. This turnaround was due to Smart's significant operating income contribution of ₱4,831.5 million, which was partly offset by Piltel's wireless-related operating loss of ₱1,662.1 million for the period January 1 to June 27, 2001.

Information and Communications Technology

In 2001, our information and communications technology business segment posted an operating loss of ₱310.8 million, an increase of 331.1% from an operating loss of ₱72.1 million incurred in 2000. This significant increase in operating losses was attributable to ePLDT, which started commercial operations only on February 5, 2001, as earlier mentioned.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2001 and 2000:

	2001	2000
	(in millions)	
Interest expenses	₱17,016.9	₱17,164.9
Capitalized interest	(2,403.8)	(2,602.6)
Interest and other income	(2,000.9)	(2,359.0)
Other expenses (income)	1,655.4	(956.8)
Total	₱14,267.6	₱11,246.5

On a consolidated basis, our other expenses, net of other income, increased by ₱3,021.1 million, or 26.9%, to ₱14,267.6 million in 2001 from ₱11,246.5 million in 2000 due to the combined effects of:

- a one-time gain of ₱923.6 million realized by PLDT from the termination of a foreign currency swap agreement in 2000;
- an increase in foreign exchange/swap losses of ₱838.6 million in the first half of 2001 attributable to PLDT, Smart and Piltel; and
- a net loss provision of ₱600.0 million for an impairment in value of PLDT's investment in Piltel after June 27, 2001.

The minimal increase in interest expenses, net of capitalized interest, from ₱14,562.3 million in 2000 to ₱14,613.1 million in 2001 was due to the offsetting effects of:

- the ₱1,084.3 million increase in PLDT's interest expenses as a result of the peso depreciation; and

- the decrease in interest expense of ₱566.7 million due to Piltel's deconsolidation; and the decreases in interest expenses of Smart and Mabuhay Satellite amounting to ₱369.9 million and ₱63.1 million, respectively.

Income Before Income Tax and Minority Interest

In 2001, our income before income tax and minority interest in net income of consolidated subsidiaries was ₱2,877.3 million, an increase of ₱2,080.8 million, or 261.2%, from ₱796.5 million in 2000. On a non-consolidated basis, however, income before income tax and share in net income of our subsidiaries in 2001 decreased by ₱3,457.5 million, or 49.5%, to ₱3,527.2 million from ₱6,984.7 million in 2000.

Consolidated provision for income tax in 2001 decreased by ₱602.1 million, or 33.0%, to ₱1,219.9 million from ₱1,822.0 million in 2000. On a non-consolidated basis, provision for income tax in 2001 also decreased by ₱1,235.0 million, or 59.7%, to ₱833.5 million from ₱2,068.5 million in 2000.

Net Income

As a result of the foregoing factors and after taking into account our share in net income of subsidiaries amounting to ₱724.2 million, our consolidated net income in 2001 stood at ₱3,417.9 million, an increase of ₱2,309.5 million, or 208.4%, from ₱1,108.4 million in 2000. This substantial increase was largely due to Smart's net income contribution of ₱3,852.5 million, a significant turnaround from a net loss of ₱406.1 million incurred in 2000. Five other consolidated subsidiaries also contributed a total net income of ₱244.2 million of which:

- ₱110.0 million was derived from Mabuhay Satellite, which includes a one-time recognition of a gain from debt restructuring amounting to ₱172.6 million;

- ₱49.5 million was derived from Subic Telecom;

- ₱37.5 million was derived from Telesat;

- ₱36.3 million was derived from Clark Telecom; and

- ₱10.9 million was derived from Smart-NTT Multimedia, Inc.

However, the combined net income of ₱4,096.7 million posted by the foregoing six subsidiaries was partially offset by the combined net losses of four other subsidiaries amounting to ₱3,372.5 million of which:

- ₱3,043.6 million was attributable to Piltel, prior to Piltel's ceasing to be a consolidated subsidiary effective June 27, 2001;

- ₱306.4 million was attributable to ePLDT;
- ₱16.1 million was attributable to MaraTel; and
- ₱6.4 million was attributable to ACeS Philippines.

See Notes 2 and 7 to the accompanying financial statements for further information on these consolidated subsidiaries.

However, before taking into account our share in net income (losses) of subsidiaries, PLDT's net income in 2001 decreased by ₱2,222.5 million, or 45.2%, to ₱2,693.7 million from ₱4,916.2 million in 2000. The decrease was mainly due to (1) an increase in interest expense of about ₱1,084.3 million in 2001; (2) a foreign exchange swap loss of ₱332.6 million in 2001 as compared to a foreign exchange gain of ₱969.9 million in 2000; and (3) a fall in operating margin of ₱555.7 million in 2001 because the increase in PLDT's operating expenses outpaced revenue growth during the year.

In contrast to the loss of ₱0.85 per share of common stock in 2000, we recorded basic earnings per common share of ₱11.35 in 2001, after taking into consideration the dividend payments to our preferred shareholders.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 2001 and 2000:

	Consolidated		Non-Consolidated	
	2001	2000	2001	2000
	(in millions)			
Cash Flows				
Operating activities	₱40,039.8	₱35,727.1	₱28,018.7	₱30,558.4
Investing activities	(30,752.8)	(25,666.9)	(13,752.4)	(30,841.9)
Financing activities	(14,862.5)	(10,433.3)	(19,806.0)	201.8
Cash and cash equivalents	4,122.7	9,674.3	2,336.2	7,780.8
Capitalization				
Notes payable	6,461.9	4,116.8	1,961.9	50.0
Current portion of long-term debt	19,285.7	12,856.8	14,274.4	10,891.8
Long-term debt - net of current portion	149,593.8	179,068.1	127,240.8	135,296.6
	175,341.4	196,041.7	143,477.1	146,238.4
Stockholders' equity	88,627.6	86,527.4	88,627.6	86,527.4
	263,969.0	282,569.1	232,104.7	232,765.8
Other Financial Data				
Total assets	307,622.3	326,152.5	264,513.3	264,934.8
Property, plant and equipment – net	256,477.0	272,397.7	197,646.8	198,521.5
Capital expenditures	30,554.4	27,109.0	9,684.4	11,520.0

As of December 31, 2001, non-consolidated cash and cash equivalents totaled ₱2,336.2 million, while consolidated cash and cash equivalents amounted to ₱4,122.7 million. Principal sources of cash in 2001 were cash flows from operations amounting to ₱40,039.8 million; drawings from existing long-

term and short-term credit facilities totaling ₱17,044.7 million and ₱1,581.0 million, respectively; and equity funds raised through PLDT's subscriber investment plan amounting to ₱232.3 million. These funds were used principally for capital outlays of ₱30,554.4 million, including capitalized interest of ₱2,403.8 million; interest payments of ₱16,070.7 million charged to operations; and repayments of long-term debt amounting to ₱15,829.1 million.

We expect that we will require substantial new external financing during the coming twelve months in order to fund all of our operating, investment, capital expenditure and debt service requirements and to refinance and extend the maturities of our short-term and medium-term indebtedness. We are also seeking to carry out the sale of a minority interest in Smart or the sale of selected assets, the proceeds of which will primarily be used to reduce our indebtedness.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2001 increased by ₱4,312.7 million, or 12.1%, to ₱40,039.8 million from ₱35,727.1 million in 2000 reflecting higher earnings on the back of strong growth in operating revenues, largely from our wireless business.

Over the past several years, we have reduced our dependence on our international and national long distance services, which together accounted for approximately 27.0% and 37.8% of our consolidated operating revenues in 2001 and 2000, respectively. Revenues from our long distance businesses declined by 16.6% in 2001 and 5.9% in 2000 due to competition and declining prices. The decline in revenues from our long distance businesses is expected to lower future operating cash flows.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for approximately 35.6% and 6.5%, respectively, of our 2001 consolidated operating revenues, as compared to 26.5% and 4.7%, respectively, in 2000. Revenues from local exchange service continued to be stable at approximately 29.7% of consolidated operating revenues in 2001 and 30.2% in 2000.

PLDT's contribution to consolidated cash flows from operating activities amounted to ₱28,018.7 million in 2001, a decrease of ₱2,539.7 million, or 8.3%, from ₱30,558.4 million in 2000. This decrease in operating cash flows was attributable to settlements in 2001 of certain payables outstanding at the end of 2000.

Significant cash from operations has been contributed by our subsidiaries, particularly Smart. Smart generated cash from operations of ₱9,616.8 million in 2001, or approximately 23.9% of consolidated cash flow from operations reflecting the continuing strong growth of its subscribers and relatively stable ARPUs in 2001. However, Smart is subject to loan covenants that restrict its ability to pay dividends, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Smart is seeking to obtain waivers from its lenders which would permit it to begin paying dividends to PLDT. We cannot assure you that these waivers will be obtained on a timely basis, or at all, or at what amounts, if any, Smart would be permitted to distribute.

As of December 31, 2001, intercompany liabilities include (1) PLDT's liabilities to Smart of ₱3,832.0 million, consisting of ₱2,350.2 million in interconnection fees and ₱1,581.8 million in subscription payable, which PLDT intends to settle by the transfer of certain of its assets currently being utilized by Smart; (2) Piltel's liabilities to Smart amounting to ₱1,557.9 million in relation to the facilities, customer services and administrative support and management service agreements as well as

the revenue sharing agreement entered into by both parties; and (3) Piltel's liabilities to PLDT of ₱523.2 million for outstanding interconnection charges. For a detailed discussion of these related party transactions, see "Other Information—Related Party Transactions" and Note 13 to the accompanying financial statements.

Investing Activities

On a consolidated basis, net cash used in investing activities increased by ₱5,085.9 million, or 19.8%, to ₱30,752.8 million from ₱25,666.9 million in 2000 as a result of Smart's higher capital spending. Conversely, net cash used in investing activities on a non-consolidated basis decreased by ₱17,089.5 million, or 55.4%, to ₱13,752.4 million from ₱30,841.9 million in 2000 on account of PLDT's lower investments.

Consolidated capital expenditures in 2001 totaled ₱30,554.4 million, an increase of ₱3,445.4 million, or 12.7%, over 2000 primarily due to higher capital spending by Smart. Smart's capital spending of ₱19,034.3 million in 2001 was used to expand and upgrade its GSM network to meet the increasing demand for cellular services; PLDT's capital outlay of ₱9,684.4 million was principally used to finance the continued build-out of its data and IP infrastructure and investment in Asia Pacific Cable Network 2 and other international cable projects; ePLDT's capital investment of ₱1,579.5 million was used to fund its Internet data center, call center business investments, and other Internet-related initiatives.

In 2001, PLDT made additional investments in some of its subsidiaries and affiliates and in other strategic acquisitions in the amount of ₱4,351.2 million. Conversely, PLDT received cash dividends from three subsidiaries totaling ₱95.9 million—₱50.0 million from Subic Telecom, ₱27.0 million from Clark Telecom and ₱18.9 million from Telesat. Cash investments for 2001 were principally as follows:

- ₱1,000 million in Smart;
- ₱2,003.3 million in Piltel;
- ₱524.0 million in ePLDT;
- ₱451.3 million to acquire a 92.3% equity interest in MaraTel in June 2001 to expand and strengthen our presence in the southern part of the Philippines; and
- ₱363.1 million to acquire AT&T's 40% equity interest in Subic Telecom, making Subic Telecom a wholly-owned subsidiary of PLDT effective February 16, 2001.

The ₱2,003.3 million (US$40.7 million) provided to Piltel was in addition to the ₱2,317.2 million provided by PLDT to Piltel in 2000 under the letter of support issued by PLDT as part of Piltel's debt restructuring to make up for shortfalls in Piltel's operating cash flows. Drawings under the PLDT letter of support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. The remaining undrawn balance under the PLDT letter of support as of December 31, 2001 was US$61.2 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (including bondholders claiming US$9.9 million in redemption price of their bonds who have recently sent Piltel a notice of acceleration of their bonds), additional drawings under the letter of support would likely be required to provide all or a portion of the funds needed by Piltel. Accordingly,

we cannot assure that additional amounts will not have to be drawn under the letter of support nor can we predict when the remaining undrawn balance under the letter of support will be exhausted.

Including the ₱524.0 million cash investment in ePLDT in 2001, PLDT has made ₱1,178.6 million in equity investments and ₱1,569.0 million in advances to fund Vitro™ and to invest in Stradcom, Sidera, Contact World, mySecureSign, Netopia, MindStream, eYP.ph, Bayantrade, iPlus and Infocom (see Note 7 to the accompanying financial statements for a description of these investments). PLDT's equity investments in ePLDT included ₱134.6 million in Infocom shares of stock and the third and fourth floors of PLDT's Information Systems Data Center used by ePLDT for its data center business valued at ₱270.0 million.

For 2002, we anticipate much lower capital expenditures and reduced equity investments. Our budget for capital expenditures in 2002 is ₱22.1 billion, of which approximately ₱8.5 billion is budgeted to be spent by PLDT to serve the growing demand for fixed line data and networking services, ₱12.7 billion is budgeted to be spent by Smart to further expand and upgrade its GSM network to meet the increasing demand for cellular services, and the remainder is budgeted to be spent by our other subsidiaries.

We expect PLDT's total equity investments in subsidiaries and affiliates for 2002 will not exceed ₱1.0 billion, of which approximately ₱600.0 million (US$11.6 million) is budgeted to be used to fund Piltel's additional drawings on the letter of support, as mentioned above, and the balance is largely budgeted to be used to finance ePLDT's various call center and other business initiatives, which PLDT will consider on a case by case basis.

Financing Activities

Our consolidated net cash used in financing activities in 2001 was ₱14,862.5 million, as compared with ₱10,433.3 million in 2000. On a non-consolidated basis, net cash used in financing activities amounted to ₱19,806.0 million in 2001, as compared to ₱201.8 million net cash provided by financing activities in 2000. The net cash used in financing activities in 2001 was significantly higher than in 2000 due to (1) higher interest payments resulting from the peso depreciation and the availments of additional loans in 2001, and (2) proceeds from the issuance of PLDT's common shares to NTT Communications Capital (UK) Limited, a wholly-owned subsidiary of our strategic partner NTT Communications Corporation, amounting to ₱13,877.8 million in 2000. On a stand-alone basis, Smart's net cash provided by financing activities increased by ₱8,661.8 million to ₱8,895.0 million in 2001 from ₱233.2 million in 2000.

Debt Financing

Our consolidated drawings from existing credit facilities during 2001 totaled ₱17,044.7 million, consisting of PLDT's drawdowns of ₱5,383.0 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies, Smart's drawdowns of ₱11,270.3 million principally from its Phase 5 GSM loan facilities.

Our consolidated indebtedness at year-end 2001 totaled ₱175,341.4 million, a decrease of ₱20,700.3 million, or 10.6%, from ₱196,041.7 million at the end of 2000. The decrease in consolidated indebtedness was mainly due to (1) to the exclusion of Piltel's indebtedness of ₱21,774.4 million as of June 27, 2001 due to its deconsolidation and (2) PLDT's net reduction of long-term debt amounting to ₱8,246.4 million. These decreases were partially offset by Smart's net addition to long-term debt of ₱9,575.2 million in 2001. Unconsolidated indebtedness at the end of 2001 amounted to ₱143,477.1

million, a decrease of ₱2,761.3 million, or 1.9%, from ₱146,238.4 million at year-end 2000. Smart's indebtedness at year-end 2001 stood at ₱26,201.9 million, an increase of ₱10,350.9 million or 65.3%, from ₱15,851.0 million at the end of 2000.

As of December 31, 2001, Smart had undrawn dollar-denominated long-term loan facilities of US$114.3 million, while PLDT had undrawn committed dollar-denominated long-term loan facilities of US$59.8 million and unutilized peso-denominated long-term loan facilities of ₱600.0 million. Subsequently, US$9.4 million of PLDT's dollar-denominated undrawn credit facilities was cancelled due to a change in the terms of the underlying supplier contracts.

The scheduled maturities of our long-term debt outstanding as of December 31, 2001 are as follows:

Maturity	Consolidated	Non-Consolidated
	(in millions)	
2002	₱21,852.4	₱16,841.1
2003	35,347.3	29,567.3
2004	26,596.9	20,910.3
2005	22,451.2	16,680.3
2006 and onwards	62,631.7	57,516.2

Approximately ₱106,247.8 million principal amount of our consolidated long-term debt as of December 31, 2001 is scheduled to mature over the period 2002 to 2005, of which approximately ₱83,999.0 million and ₱18,621.6 million is attributable to PLDT and Smart, respectively. The remainder of our long-term debt is attributable to our other subsidiaries.

On January 25, 2002, PLDT signed a loan agreement with *Kreditanstalt fur Weideraufbau*, or KfW, of Germany that will provide PLDT with a new US$149 million facility to refinance in part the repayment installments under our existing loans from KfW becoming due from January 2002 until December 2004. The facility is a nine-year loan, inclusive of a two-year grace period, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. The availability of disbursements under this facility will be subject to PLDT's success in implementing its other financing initiatives based on an agreed plan and timetable. The portion of the debt to be refinanced by this facility that matures in 2002, which amounts to US$49.7 million (₱2,566.7 million), is presented under Long-term debt – net of current portion in our balance sheet as of December 31, 2001.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods. Since over 97% of PLDT's indebtedness is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% from ₱49.986 = US$1.00 on January 1, 2001, to ₱51.690 = US$1.00 on December 31, 2001. During 2001, the exchange rate fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. These financial ratios and other tests are also negatively affected by any deterioration of PLDT's consolidated and non-consolidated operating results or impairment of our assets. If, among other things, the peso weakens significantly against the U.S. dollar from current levels or our consolidated and non-

consolidated operating results do not meet our expectations or we are required to recognize an impairment of the value of our assets, we may be unable to maintain compliance with these ratios.

Failure to comply with these covenants could result in a declaration of default and acceleration of some or all of PLDT's indebtedness. The terms of some of our loans have no minimum amount for cross-default. PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting in complying with such covenants due to restrictions on payment of dividends by Smart. To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future.

The financial tests under our loan agreements, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.01:1 from March 2005 and thereafter;

- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1;

- interest coverage ratio on a non-consolidated basis, ranging from not less than 150% to not less than 200%; and

- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. At December 31, 2001, PLDT's ratio of total debt to EBITDA on a non-consolidated basis, which is not permitted to exceed 6.0:1, was 5.31:1. At December 31, 2000, PLDT's ratio of total debt to EBITDA on a non-consolidated basis was 5.45:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals

of PLDT's telephone plant approved by the NTC. At December 31, 2001, PLDT's ratio of long-term indebtedness to appraised value of equity/tangible net worth ranged from 0.91:1 to 1.15:1 as against permitted maximums from 1.1:1 to 3:1 depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income after adding back interest charges on all indebtedness for the twelve months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. At December 31, 2001, PLDT's interest coverage ratio on a non-consolidated basis ranged from 191% to 401%, as against required minimums of 150% to 200% depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated current ratio is the result obtained by dividing non-consolidated current assets by non-consolidated current liabilities excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. At December 31, 2001, PLDT's current ratio on a non-consolidated basis was 1.27:1 as against required minimums of 0.9:1 to 1.2:1 depending on the loan facility.

In addition, some of PLDT's loan and other debt agreements contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and
- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

At December 31, 2001, PLDT's long-term debt to tangible net worth calculated on this basis was 1.1:1 and its total debt to EBITDA was 4.29:1.

PLDT's loan agreements contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;

- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Refinancing Requirements

PLDT does not expect that its available cash, including cash flow from operations and drawings from existing credit facilities, will be sufficient to repay the principal of all its debts at their stated maturities, including US$363.8 million principal amount of debt scheduled to mature in 2002, US$572.0 million principal amount of debt scheduled to mature in 2003 and US$404.5 million principal amount of debt scheduled to mature in 2004. Accordingly, PLDT will need to refinance a substantial portion of its debts during the next 6 to 36 months. PLDT intends to reduce its capital expenditures and investments, cut dividend payments to common shareholders, and increase the application of available cash to reduce its indebtedness. Smart is also seeking waivers of loan covenant restrictions which will permit the distribution of dividends from Smart to PLDT. PLDT is seeking to sell a minority stake in Smart to generate additional funds and is in discussions with prospective investors in Smart. We intend to secure additional financings from banks and other institutional lenders, and the capital markets. Our ability to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, credit ratings, and other factors, many of which are beyond our control. We also have no assurance that we will be able to complete the sale of an interest in Smart or when and in what terms any such sale may be made. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

PLDT's corporate credit ratings were recently downgraded by Moody's Investor Services, Standard & Poor's and Fitch IBCA, Duff & Phelps to "Ba3", "BB-"and "BB-", respectively. The downgrades were prompted by concerns over PLDT's ability to refinance its debts particularly as it has a relatively short debt maturity structure and a highly leveraged balance sheet. These credit rating downgrades may significantly affect the terms of our prospective financing, particularly financing costs. However, none of our existing indebtedness contains provisions under which rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

Off-Balance Sheet Financing

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$58.6 million (₱3,029.0 million) in 2001 and US$78.3 million (₱3,913.9 million) in 2000 that resulted in losses of US$2.0 million (₱103.4 million) and US$4.1 million (₱204.9 million), respectively. The losses are included in the "Other Expenses–net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets.

Equity Financing

Through its subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of its 10% Cumulative Convertible Preferred Stock, PLDT was able to raise equity funds of ₱232.3 million in 2001 and ₱316.5 million in 2000. In 2000, PLDT also realized proceeds of ₱13,877.9 million from the issuance of its common shares to NTT Communications Capital (UK) Limited resulting in a consolidated year-end 2000 cash and cash equivalent balance of ₱9,674.3 million, of which ₱5,551.6 million was used to partially cover our cash requirements in 2001.

Dividends paid to PLDT shareholders amounted to ₱1,819.6 million in 2001 and ₱1,875.6 million in 2000, of which ₱401.5 million and ₱694.2 million, respectively, were paid to common shareholders and the balance to preferred shareholders. PLDT has not paid any cash dividends to its common shareholders since July 2001, and it does not expect to pay its common shareholders any cash dividends in 2002.

In order to raise additional equity financing, PLDT may need to increase its authorized capital stock, which would require approval of shareholders representing two-thirds of PLDT's outstanding shares of capital stock. If such approval were required, PLDT cannot assure you that it would be able to obtain the approval on a timely basis, or at all. As a result, PLDT's ability to raise additional financing from the issuance of equity or equity-linked instruments may be impaired.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2001:

	Payments Due by Period				
	Total	**Less than**	**1–3**	**4–5**	**After 5**
	(in million pesos)				
Long-term lease obligations	9,508.3	1,457.1	3,173.6	3,026.0	1,851.6
Unconditional purchase obligations	2,780.8	319.5	612.7	546.0	1,302.6
Other long-term obligations	19,574.4	–	–	–	19,574.4
Total	31,863.5	1,776.6	3,786.3	3,572	22,728.6

<u>*International Affiliate Agreement with VeriSign, Inc., or VeriSign*</u>. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose *Long-term Lease Obligations*

<u>*Transponder Lease Agreement*</u>. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for the current year is US$18.0 million. The aggregate remaining obligation is approximately ₱6,057.0 million.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's (a) transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement and (b) grant of a continuing security interest of first priority in all Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. In case of cancellation, PLDT is liable to pay ₱100 million for each of the two contracts as liquidated damages. The aggregate remaining obligation is approximately ₱1,049.2 million.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and other allied services in relation to the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. The aggregate remaining obligation is approximately ₱434.2 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. The aggregate remaining obligation is approximately ₱162.0 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Airtime Purchase Agreement with ACeS International Limited, or AIL. In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, or ACeS, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. The commercial operations date is defined as the earlier of (a) the day on which ACeS places the Garuda I satellite in commercial operations and (b) the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between ACeS and Martin Marietta Overseas Corporation. However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines. In the event ACeS' aggregate billing revenues is less than US$45.0 million in any year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term. The aggregate remaining obligation is approximately ₱2,584.5 million.

PLDT is endeavoring to amend the agreement because of the partial satellite loss, change in primary business of ACeS and other events affecting the business.

of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. The aggregate remaining obligation is approximately ₱196.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, pursuant to the debt restructuring plan of Piltel, PLDT issued 2,691,240 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares consisting of 76,480 Series V and 274,539 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.5 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱4,703.7 million, based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of standby letters of credit, as of December 31, 2001:

	Amount of Commitment Expiration Per Period			
	Total	Less than 1 year	1–3 years	4–5 years
	(in million pesos)			
Standby letters of credit[15]	3,201.3	361.8	1,757.5	1,082.0

[15] Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby Letters of Credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the credit agreement (see Note 10 to the accompanying financial statements for a more detailed discussion).

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to enable us to finance our capital expenditures and service our maturing debts. We intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets, such as an interest in Smart, to cover our financing requirements.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include availing of bank loans, export credit agency guaranteed facilities, debt capital and equity market issues.

For a further discussion, see "Liquidity and Capital Resources—Financing Activities—Debt Financing—Refinancing Requirements."

Foreign Exchange Risk Management

In 2001, the Philippine peso continued to weaken against the U.S. dollar, depreciating to ₱51.690 = US$1.00 at December 31, 2001 from ₱49.986 = US$1.00 at December 31, 2000 and ₱40.298 = US$1.00 at December 31, 1999. We capitalized foreign exchange losses of ₱4,240.3 million in 2001 and ₱36,272.0 million in 2000. Of these losses, ₱4,530.6 million in 2001 and ₱36,272.0 million in 2000 were attributable to foreign currency denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts. As of December 31, 2001, capitalized foreign exchange revaluation losses amounted to ₱79,290.9 million, of which ₱14,380.5 million has been cumulatively charged to operations in the form of annual depreciation expense.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 2001 and 2000:

	2001		2000	
	US Dollar	Peso Equivalent	US Dollar	Peso Equivalent
	(in millions)			
Assets				
Cash and cash equivalents	US$40.3	₱2,083.1	US$142.0	₱7,098.0
Accounts receivable	145.8	7,536.4	131.3	6,563.2
	186.1	9,619.5	273.3	13,661.2
Liabilities				
Accounts payable	27.3	1,411.1	38.8	1,939.5
Accrued and other current liabilities	165.0	8,528.8	125.1	6,253.2
Notes payable	23.0	1,188.9	10.4	519.8
Long-term debt	3,156.2	163,144.0	3,599.6	179,929.6
	3,371.5	174,272.8	3,773.9	188,642.1
Net foreign currency-denominated liabilities	US$3,185.4	₱164,653.3	US$3,500.6	₱174,980.9

While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2001, over 97% of our long-term debts were denominated in foreign currencies, principally in U.S. dollars. Thus, the weakening of the peso against the U.S. dollar increased both the principal amount and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests were negatively affected. If, among other things, the value of the peso against the U.S. dollar continues to drop from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see "Financing Activities—Debt Financing—Covenants."

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. Accordingly, in our results of operations, we recognize the amortization of forward premiums or discounts over the respective terms of these contracts. At December 31, 2001, PLDT and Smart had outstanding forward foreign exchange contracts of US$285.6 million (₱14,762.7 million) and US$12.4 million (₱659.7 million), respectively, as described more fully in Note 21 to the accompanying financial statements. Further, PLDT has outstanding cross-currency swap contracts amounting to US$100 million as of December 31, 2001.

Interest Rate Risk Management

On a limited basis, we also enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

The table below sets out the information about PLDT's derivative financial statements and transactions as of December 31, 2001 that are sensitive to foreign exchange rates and to changes in interest rates:

				Total		Fair Value	
	Below 5 years	5 - 8.5 years	Over 8.5 years	In Dollars	In Pesos	In Dollars	In Pesos
Liabilities							
Long-tem Debt							
Fixed Rate							
US$ Notes (in millions)	753.5	374.5	299.0	1,427.0	73,670.0	1,145.3	59,145.1
Average interest rate	8.5 to 10.625%	7.85 to 10.50%	8.35%				
US$ Fixed Loans (in millions)	114.8	193.0	–	307.8	15,908.9	329.2	17,017.1
Average interest rate	5.83% to 8.03%	5.65% to 7.95%	7.9%				

	Below 5 years	5 - 8.5 years	Over 8.5 years	Total In Dollars	Total In Pesos	Fair Value In Dollars	Fair Value In Pesos
Japanese Yen (in millions)	0.5	–	–	0.5	24.2	0.5	25.0
Average interest rate	7.6%	–	–				
Philippine Peso (in millions)	63.6	15.6	–	79.2	4,095.0	79.8	4,127.2
Average interest rate	11.18% to 17.50%	15.0%	–				
Variable Rate							
US Dollar (in millions)	391.1	339.4	18.4	748.9	38,710.4	748.9	38,710.4
Average interest rate	0.15% to 2.75% over London Interbank Offered Rate, or LIBOR	0.20% to 2.05% over LIBOR	1.25% over LIBOR				
Japanese Yen (in millions)	144.5	31.7	–	176.2	9,106.7	176.2	9,106.7
Average interest rate	0.90% over Japanese Yen LIBOR	0.40% over Japanese Yen LIBOR					
Forward Exchange Agreement							
(Receive US$/Pay Philippine Peso)							
Contract Amount (in millions)	285.6	–	–	285.6	15,036.4	285.6	14,762.7
Average Contractual Exchange Rate	₱52.6486						
Resettable Cross Currency Swap Agreement							
(Receive US$/Pay Philippine Peso)							
Contract Amount (in millions)			100.0	100.0	5,077.0	100.0	5,169.0
Contractual Exchange Rate			₱50.77				
Interest Rate Derivatives							
(Receive US$/@10.5% Fixed Rate interest/Pay Japanese Yen @ US LIBOR plus 4.235%)		10.5% US LIBOR plus 4.235%	–			3.2	166.2
Contract Amount							
Interest on US$175.0M (in millions)		175.0					
Swap with notional Yen Amount (in millions)		20,387.5					

Effect of Peso Depreciation

In 2001 and 2000, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate have exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial

covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation is a significant factor in the Philippine economy, and we are continually seeking ways to cope with its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2001 was 6.1%, which is higher by about two percentage points than the 4.4% average inflation rate in 2000.

OTHER INFORMATION

Piltel Debt Restructuring

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. For a more detailed discussion of the debt restructuring, see Note 7 to the accompanying financial statements.

As a result of the restructuring:

- all claims of participating creditors were settled.
- ₱20.5 billion of Piltel's debt was released in consideration for Piltel convertible preferred shares which were mandatorily and immediately converted into PLDT convertible preferred shares.
- ₱20.5 billion of Piltel's debt was restructured into loans having 10-year or 15-year terms.
- Piltel's participating creditors received approximately 11.6 million PLDT convertible preferred shares divided into three series which are denominated in pesos, U.S. dollars and Japanese yen depending on the currency of the restructured debt. These shares are convertible into an equal number of PLDT common shares and if not converted earlier will be mandatorily converted upon the seventh, for the series denominated in pesos and U.S. dollars, or eighth, for the series denominated in Japanese yen, anniversary of their issuance, or if PLDT becomes, or is about to become, insolvent.
- Piltel granted a first priority security interest in substantially all its real and personal property to the participating creditors.
- PLDT granted a put option requiring PLDT to purchase the PLDT common shares received in a mandatory conversion at a purchase price of ₱1,700, US$36.132 or ¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4.6 billion, US$183.7 million and ¥15.6 billion under the put option if all the convertible preferred shares were mandatorily converted and all the resulting PLDT

common shares were put to PLDT. The aggregate value of the put option as of December 31, 2001 was ₱19,574.3 million.

- PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to US$150 million to make up for shortfalls in Piltel's operating cash flows. As of December 31, 2001, US$61.2 million remained available under the letter of support.

- PLDT received approximately 58.1 million Piltel convertible preferred shares, which are convertible into approximately 9,874.8 million Piltel common shares.

Piltel's agreements with participating creditors in the debt restructuring contain covenants requiring Piltel to comply with certain financial tests. These tests require Piltel to maintain the ratios specified below:

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.05 times all anticipated financial debt service costs for the following year; and

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.5 times the anticipated interest cost for the following year in the first two financial years after the completion of the debt restructuring.

These agreements also contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict Piltel's ability to take certain actions without the approval of participating creditors, including:

- incurring additional indebtedness;

- acquiring any interest in any business;

- paying dividends or other distributions;

- disposing of all or a substantial portion of its assets or assets essential to its business;

- creating security interests;

- maintaining deposits with entities other than participating creditors; and

- entering into transactions with related parties.

Piltel is currently not in compliance with the terms of US$7.5 million principal amount (approximately US$9.9 million including put premium) of indebtedness held by certain bondholders, US$6.2 million held by a creditor and ₱106.9 million of indebtedness held by a peso lender that did not participate in the debt restructuring plan.

On February 7, 2002, Piltel obtained the necessary consents to include the ₱106.9 million of indebtedness in the restructuring. Also, Piltel is currently in the process of finalizing with the holder of the US$6.2 million debt the terms on which that holder will participate in the restructuring.

Piltel was in default in the payment of the US$9.9 million redemption price of the bonds on January 17, 2002. As a result, Piltel received a notice of acceleration on the balance of the bonds. The acceleration of this debt would not, in itself, constitute a default under the terms of the restructured debt. All of the creditors that participated in Piltel's debt restructuring have agreed to submit Piltel to a rehabilitation under the supervision of the Philippine courts if a creditor of Piltel that did not participate in the debt restructuring takes any step to commence proceedings for the insolvency, receivership, liquidation or rehabilitation of Piltel or any other similar proceedings.

Until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms.

Investments in Piltel

PLDT initially invested in common shares of Piltel in 1975, which grew to 57.6% equity ownership in June 1998. In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel, consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the letter of support issued by PLDT for the benefit of Piltel and its creditors. On June 27, 2001, PLDT delivered 208 million Piltel common shares to certain financial advisors of Piltel to settle part of the fees incurred by Piltel in its debt restructuring. As a result, PLDT's ownership interest in Piltel's outstanding common stock decreased to approximately 45.3% and Piltel is no longer included in the consolidated balance sheet of PLDT as of December 31, 2001.

On August 8, 2001, the Board of Directors of Piltel approved an asset write-down of ₱13,984.1 million, which is reflected in Piltel's accounts as of December 31, 2001. This resulted from Piltel's decision to scale down its analog/CDMA network and the announcement by equipment vendors in recent months of support for GSM in the 850 Mhz frequency band, which Piltel believes will make it more likely that analog/CDMA service will be superseded by GSM service on that frequency band. PLDT's attributable share of the asset write-down amounted to ₱6,334.8 million was negated by a gain of ₱7,592.4 million in respect of the increase in PLDT's share of the net assets of Piltel arising from the completion of Piltel's debt restructuring and transfer of Piltel's common shares to certain financial advisors and additional provision of ₱1,257.6 million in respect of its investment in Piltel preferred shares.

The carrying value of PLDT's investment in Piltel's common shares had been reduced to zero as a result of PLDT's accumulated equity in Piltel's losses following the significant losses suffered by Piltel since 1997. The carrying value of PLDT's investment in Piltel's preferred shares has been reduced to ₱948.0 million after taking into account PLDT's equity in net losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares and provisions for the estimated permanent decline in the value of PLDT's investment in Piltel preferred shares up to December 31, 2001.

Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties:

- *Telecommunications services provided within the PLDT Group* – interconnection agreements with among PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel under the terms similar with those of other telecommunications providers outside the PLDT Group;

- *Business Transfer Agreement between PLDT and Smart* – an agreement to transfer to PLDT the local exchange carrier business of Smart;

- *Transponder Lease from Mabuhay Satellite to PLDT* – an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent;

- *Facilities Management Agreement between PLDT and Piltel* – an agreement under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order 109 network operations and services;

- *Facilities Management Agreement between Subic Telecom and Piltel* – an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City;

- *Agreements between Smart and Piltel* – agreements in connection with the integration of Smart's and Piltel's operations under which Smart undertakes to manage Piltel's facilities, customer services and administrative support and management services; and Piltel accesses Smart's GSM network to enable Piltel to offer prepaid cellular service using GSM technology;

- *Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements* – an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines; and

- *Facilities Management Agreement between Smart and ACeS Philippines* – an agreement under which Smart shall undertake the management, maintenance and operations of the ACeS Global Mobile Personal Communications by Satellite and provides certain administrative support and services in certain aspects of ACeS Philippines' business operations.

In addition, there were material transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect interest as of and for the years ended December 31, 2001, 2000 and 1999.

For a detailed discussion of the above and other related party transactions, see Note 13 to the accompanying financial statements.

JOAQUIN CUNANAN & CO.

A member firm of
PRICEWATERHOUSECOOPERS

Joaquin Cunanan & Co.
29th Floor Philamlife Tower
8767 Paseo de Roxas
1226 Makati City, Philippines
Telephone + 63 (2) 845 2728
Facsimile + 63 (2) 845 2806

Report of Independent Accountants

To the Board of Directors and Stockholders of
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue, Makati City

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company as of December 31, 2001 and 2000, and the related consolidated and non-consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in the Philippines.

As discussed in Notes 2 and 7 to the financial statements, Pilipino Telephone Corporation ("Piltel") (which the Company ceased to treat as a consolidated subsidiary effective June 27, 2001) has incurred significant losses since 1997 which affected its ability to service its maturing obligations on a timely basis. Piltel has suspended all principal repayments since the start of 1999 but has made all interest payments current during that time up to the completion of the debt restructuring on June 4, 2001. Piltel has experienced significant financial difficulties arising from several factors affecting its business and in 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the

restructuring of approximately P41.1 billion of its indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. The final terms of the restructuring, including the relevant details of the Company's participation in and support for Piltel's debt restructuring are discussed in Note 7. Piltel's continued operations as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, to obtain additional financing or refinancing, as may be necessary, and ultimately, to attain profitability from its pursuit of alternative business strategies. The Company's investment in Piltel is carried in the consolidated balance sheet as of December 31, 2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of the Company's investment that might be necessary should Piltel be unable to continue as a going concern.

Joaquin Cunanan & Co.

Makati City
February 25, 2002

IRENEA R. VALLESTERO
P.T.R. No. 6746374
Issued Jan. 14, 2002
at Makati City
CPA Cert. No. 28490
Partnership Registration
Certificate No. 249

PLDT

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS
December 31, 2001 and 2000
(In Millions)

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
ASSETS				
Current Assets				
Cash and cash equivalents (Note 20)	**₱4,122.7**	₱9,674.3	**₱2,336.2**	₱7,780.8
Accounts receivable – net (Notes 4, 13 and 20)	**26,797.1**	27,100.5	**21,019.5**	22,108.6
Inventories and supplies – net (Note 5)	**5,204.6**	3,374.4	**3,685.4**	1,777.6
Deferred income tax (Note 16)	**1,439.4**	1,725.0	**1,219.8**	1,111.5
Prepayments	**1,043.7**	597.3	**860.5**	431.8
Other current assets	**1,128.6**	1,052.2	**–**	–
Total Current Assets	**39,736.1**	43,523.7	**29,121.4**	33,210.3
Property, Plant and Equipment – net (Notes 5, 6, 10, 13 and 18)	**256,477.0**	272,397.7	**197,646.8**	198,521.5
Investments (Notes 2, 7, 10, 12, 13 and 15)	**6,424.1**	5,302.9	**36,936.6**	31,394.1
Other Assets (Notes 7, 8 and 13)	**4,985.1**	4,928.2	**808.5**	1,808.9
	₱307,622.3	₱326,152.5	**₱264,513.3**	₱264,934.8
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable (Notes 13 and 20)	**₱12,234.3**	₱15,292.6	**₱8,673.6**	₱12,005.8
Current portion of long-term debt (Notes 6, 10, 13, 20 and 21)	**19,285.7**	12,856.8	**14,274.4**	10,891.8
Accrued and other current liabilities (Notes 9, 13, and 20)	**8,188.9**	8,762.8	**4,600.3**	5,164.1
Notes payable (Notes 13 and 20)	**6,461.9**	4,116.8	**1,961.9**	50.0
Income tax payable (Note 16)	**354.9**	456.1	**181.4**	373.1
Dividends payable (Note 12)	**322.7**	481.0	**322.6**	476.1
Total Current Liabilities	**46,848.4**	41,966.1	**30,014.2**	28,960.9
Long-term Debt – net of current portion (Notes 6, 10, 13, 20 and 21)	**149,593.8**	179,068.1	**127,240.8**	135,296.6
Deferred Credits and Other Liabilities (Notes 11 and 13)	**12,976.9**	9,339.0	**10,339.9**	6,019.1
Deferred Income Tax (Note 16)	**8,621.5**	8,542.0	**8,290.8**	8,130.8
Minority Interest in Consolidated Subsidiaries	**954.1**	709.9	**–**	–
Stockholders' Equity (Notes 2 and 12)	**88,627.6**	86,527.4	**88,627.6**	86,527.4
	₱307,622.3	₱326,152.5	**₱264,513.3**	₱264,934.8

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME
For the years ended December 31, 2001, 2000 and 1999
(In Millions, Except Per Share Amounts)

	Consolidated			Non-Consolidated		
	2001	2000*	1999*	**2001**	2000*	1999*
OPERATING REVENUES (Notes 13 and 19)						
Fixed line services:						
Local exchange	**₱21,832.5**	₱18,977.9	₱16,187.9	**₱21,477.6**	₱18,249.6	₱15,269.3
International long distance	**11,453.5**	13,233.0	15,064.1	**11,271.0**	12,790.0	14,379.3
National long distance	**8,388.1**	10,550.2	10,218.5	**8,223.6**	10,135.9	9,809.8
Data and other network	**4,776.5**	2,963.2	2,015.6	**4,714.4**	2,911.0	2,015.6
Miscellaneous	**426.1**	242.7	379.2	**376.9**	183.5	249.4
Wireless service	**26,227.4**	16,697.4	11,631.5	–	–	–
Information and communications technology	**468.9**	238.7	195.0	–	–	–
	73,573.0	62,903.1	55,691.8	**46,063.5**	44,270.0	41,723.4
OPERATING EXPENSES						
Depreciation and amortization (Note 6)	**21,537.4**	17,896.1	15,331.4	**12,676.3**	10,121.7	9,187.8
Selling and promotions	**9,494.8**	9,165.8	3,704.7	**1,231.2**	1,519.1	1,532.2
Compensation and benefits (Note 14)	**9,001.2**	8,725.2	8,167.2	**7,080.3**	7,220.9	6,720.9
Maintenance (Note 13)	**4,635.5**	4,063.6	4,032.5	**3,250.2**	3,021.1	2,972.9
Provision for doubtful accounts	**3,183.9**	3,010.1	3,717.2	**2,868.0**	2,326.0	2,286.5
Rent (Note 13)	**2,342.0**	1,643.5	1,496.9	**1,742.9**	1,711.0	1,713.2
Professional and other service fees (Note 13)	**2,008.8**	1,496.4	1,363.6	**1,006.6**	1,100.8	1,011.2
Taxes and licenses	**750.9**	744.3	563.4	**396.0**	509.1	434.3
Other operating costs (Note 13)	**3,473.6**	4,115.1	4,377.7	**1,968.2**	2,340.8	1,838.6
	56,428.1	50,860.1	42,754.6	**32,219.7**	29,870.5	27,697.6
NET OPERATING INCOME	**17,144.9**	12,043.0	12,937.2	**13,843.8**	14,399.5	14,025.8
OTHER EXPENSES – net (Notes 4, 6, 7, 8, 10, 13, 15 and 20)	**14,267.6**	11,246.5	9,692.8	**9,592.4**	11,222.6	8,906.8
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	**2,877.3**	796.5	3,244.4	**4,251.4**	3,176.9	5,119.0
PROVISION FOR INCOME TAX (Note 16)	**1,219.9**	1,822.0	2,015.2	**833.5**	2,068.5	2,024.4
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	**1,657.4**	(1,025.5)	1,229.2	**3,417.9**	1,108.4	3,094.6
MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	**(1,760.5)**	(2,133.9)	(1,865.4)	–	–	–
NET INCOME	**₱3,417.9**	₱1,108.4	₱3,094.6	**₱3,417.9**	₱1,108.4	₱3,094.6
Earnings (Loss) Per Common Share (Note 17)						
Basic	**₱11.35**	(₱0.85)	₱12.77	**₱11.35**	(₱0.85)	₱12.77
Diluted	**11.35**	(0.85)	12.77	**11.35**	(0.85)	12.77

**As restated*

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Millions)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 1999					
As previously reported	₱2,939.1	₱605.7	₱21,423.2	₱30,963.6	₱55,931.6
Effect of Smart acquisition (Note 2)	–	175.5	4,169.0	1,280.7	5,625.2
As restated	2,939.1	781.2	25,592.2	32,244.3	61,556.8
Net income for the year	–	–	–	3,094.6	3,094.6
Cash dividends	–	–	–	(1,662.7)	(1,662.7)
Adjustment of prior years' dividend accrual	–	–	–	86.9	86.9
Issuance of capital stock	685.7	0.2	32.7	–	718.6
Effect of Smart acquisition (Note 2)	–	–	9,418.3	–	9,418.3
Balance at December 31, 1999*	₱3,624.8	₱781.4	₱35,043.2	₱33,763.1	₱73,212.5
Balance at January 1, 2000					
As previously reported	₱3,624.8	₱605.9	₱21,455.9	₱32,165.7	₱57,852.3
Effect of Smart acquisition (Note 2)	–	175.5	13,587.3	1,597.4	15,360.2
As restated	3,624.8	781.4	35,043.2	33,763.1	73,212.5
Net income for the year	–	–	–	1,108.4	1,108.4
Cash dividends	–	–	–	(1,988.0)	(1,988.0)
Issuance of capital stock	296.5	61.1	13,836.9	–	14,194.5
Balance at December 31, 2000	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Balance at January 1, 2001	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Net income for the year	–	–	–	3,417.9	3,417.9
Cash dividends	–	–	–	(1,666.1)	(1,666.1)
Issuance of capital stock	321.0	2.0	25.4	–	348.4
Balance at December 31, 2001	**₱4,242.3**	**₱844.5**	**₱48,905.5**	**₱34,635.3**	**₱88,627.6**

**As restated*
See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999
(In Millions)

	Consolidated			Non-Consolidated		
	2001	2000*	1999*	**2001**	2000*	1999*
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income before tax	**₱4,637.8**	₱2,930.4	₱5,109.8	**₱4,251.4**	₱3,176.9	₱5,119.0
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	**21,537.4**	17,896.1	15,331.4	**12,676.3**	10,121.7	9,187.8
Provision for doubtful accounts	**3,183.9**	3,010.1	3,717.2	**2,868.0**	2,326.0	2,286.5
Minority interest in net losses of consolidated subsidiaries	**(1,760.5)**	(2,133.9)	(1,865.4)	–	–	–
Equity in net losses (earnings) of investees, including goodwill amortization	**559.4**	(11.5)	9.6	**(724.2)**	3,807.8	1,844.6
Others	**428.3**	346.6	211.2	–	–	(272.3)
Interest income	**(1,383.2)**	(2,290.9)	(2,165.0)	**(183.7)**	(915.4)	(403.0)
Interest expense	**14,613.1**	14,562.3	12,500.4	**10,825.4**	9,741.1	7,572.4
Operating income before working capital changes	**41,816.2**	34,309.2	32,849.2	**29,713.2**	28,258.1	25,335.0
Changes in operating assets and liabilities						
Decrease (increase) in:						
Accounts receivable	**(4.9)**	(3,649.3)	(7,387.3)	**(1,872.7)**	(2,888.5)	(3,091.2)
Inventories and supplies	**(1,205.6)**	(937.8)	51.3	**(957.3)**	(94.3)	378.3
Prepayment and other current assets	**(312.1)**	32.2	1,672.8	**(350.5)**	805.0	1,082.1
Other assets	**(1,106.1)**	(353.8)	(1,519.3)	**1,000.3**	(59.4)	(63.2)
Increase (decrease) in:						
Accounts payable	**(282.6)**	7,050.2	3,812.9	**(1,017.4)**	4,460.7	2,199.2
Accrued and other current liabilities	**936.0**	1,768.2	(519.5)	**506.1**	1,651.3	(167.7)
Deferred credits and other liabilities	**1,207.8**	(711.1)	3,569.8	**1,970.6**	81.3	742.3
Cash generated from operations	**41,048.7**	37,507.8	32,529.9	**28,992.3**	32,214.2	26,414.8
Income taxes paid	**(1,008.9)**	(1,780.7)	(1,642.2)	**(973.6)**	(1,655.8)	(1,636.4)
Net cash provided by operating activities	**40,039.8**	35,727.1	30,887.7	**28,018.7**	30,558.4	24,778.4
CASH FLOWS FROM INVESTING ACTIVITIES						
Net additions to property, plant and equipment	**(28,150.6)**	(24,506.4)	(19,019.8)	**(8,178.8)**	(9,625.4)	(13,433.2)
Interest paid – capitalized to property, plant and equipment	**(2,403.8)**	(2,602.6)	(3,042.5)	**(1,505.6)**	(1,894.6)	(2,430.2)
Net additions to investments	**(1,229.6)**	(402.2)	(2,170.1)	**(4,255.3)**	(11,459.5)	(2,014.0)
Interest received	**1,031.2**	1,844.3	2,890.2	**187.3**	926.1	396.0
Purchase of Smart's LEC assets	–	–	–	–	(8,788.5)	–
Net cash used in investing activities	**(30,752.8)**	(25,666.9)	(21,342.2)	**(13,752.4)**	(30,841.9)	(17,481.4)

(Forward)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999
(In Millions)

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES						
Additions to long-term debt	**₱17,044.7**	₱22,025.1	₱20,972.2	**₱5,383.0**	₱13,184.6	₱15,513.3
Reduction of long-term debt	**(15,829.1)**	(19,241.3)	(13,838.3)	**(13,629.4)**	(9,031.3)	(9,140.3)
Additions to (reductions of) notes payable	**1,581.0**	(10,895.4)	(4,657.7)	**1,930.6**	(6,225.8)	(2,639.2)
Interest paid – net of capitalized portion	**(16,070.7)**	(14,640.4)	(12,077.7)	**(11,902.9)**	(10,044.5)	(7,370.3)
Cash dividends paid	**(1,820.7)**	(1,875.6)	(1,584.5)	**(1,819.6)**	(1,875.6)	(1,649.1)
Proceeds from issuance of capital stock	**232.3**	14,194.3	3,239.9	**232.3**	14,194.4	718.7
Net cash provided by (used in) financing activities	**(14,862.5)**	(10,433.3)	(7,946.1)	**(19,806.0)**	201.8	(4,566.9)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**23.9**	757.2	529.5	**95.1**	788.9	402.9
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,551.6)**	384.1	2,128.9	**(5,444.6)**	707.2	3,133.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**9,674.3**	9,290.2	7,161.3	**7,780.8**	7,073.6	3,940.6
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,122.7**	₱9,674.3	₱9,290.2	**₱2,336.2**	₱7,780.8	₱7,073.6

**As restated*

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. General

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT's incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange or PSE, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares or ADSs, with each ADS representing one common share. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT's charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and rates charged by PLDT.

2. Basis of Financial Statement Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP.

Our audited consolidated financial statements include the audited financial statements of PLDT and the following subsidiaries (collectively, the PLDT Group):

		Percentage of Ownership		
Name of Subsidiary/Affiliate	**Principal Activity**	**2001**	2000	1999
Fixed Line				
PLDT Clark Telecom, Inc. or Clark Telecom	Telecommunications services	**100.0**	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	**100.0**	60.0	60.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	**100.0**	100.0	–
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	**92.3**	–	–
Wireless				

		Percentage of Ownership		
Name of Subsidiary/Affiliate	**Principal Activity**	**2001**	2000	1999
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	**100.0**	100.0	100.0
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Fixed line satellite services	**88.5**	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	**67.0**	67.0	61.0
Telesat, Inc., or Telesat	Satellite services	**94.4**	94.4	–
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and telecommunications services	**45.3**	57.6	57.6
Information and Communications Technology				
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	**100.0**	100.0	–

**Ceased to be treated as a consolidated subsidiary effective June 27, 2001.*

Acquisition of Smart

As described more fully in *Note 13 – Related Party Transactions*, PLDT completed its acquisition of Smart on March 24, 2000 through the issuance of PLDT common shares in exchange for all issued and outstanding shares of Smart.

The transaction was accounted for in a manner similar to a pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both PLDT and Smart are retained and are accounted for at historical cost or at the predecessor's carrying amounts. The recorded assets and liabilities of PLDT and Smart are carried forward to the combined corporation at their recorded amounts. The income of the combined corporation includes the income of PLDT and Smart as if the transaction occurred at the beginning of the periods presented.

Investment in Piltel

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see *Note 7 – Investments*.

Investments in Other Subsidiaries

Additional equity investments of PLDT are discussed in *Note 7 – Investments*.

All significant inter-company balances and transactions have been eliminated in the consolidation.

3. *Significant Accounting Policies*

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Services. Our local exchange revenues consist of flat monthly fees for our billed service; installation charges and other one-time fees associated with the establishment of customer service; local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network customers; proceeds from sales of prepaid call cards; and charges for value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service has been activated. Local access charges are recognized upon the completion of a call that has terminated on our local exchange network. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers, gross of discounts given to dealers, which are recorded as selling and promotion expenses.

International Long Distance Service. International long distance revenues generated through our international gateway facilities consist of inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based upon minutes of traffic processed and contracted fees as incurred. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunication administrations, are initially deferred and will be recognized as earned only upon settlement.

National Long Distance Service. National long distance revenues consist of per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating with the customer of, another telecommunications carrier; and access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating with our customers.

National long distance revenues are recognized based upon minutes of traffic processed and contracted fees as incurred.

Data and Other Network Services. Data and other network services revenues consist of traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services; broadband/high-performance packet-based/IP-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based upon contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Service

Our wireless service revenues consist of revenues derived from sales of cellular prepaid cards; revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; charges for value added services; service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards sold to dealers and the value of prepaid cards given as discounts and free airtime preloaded into subscriber identification modules, or SIM, cards upon purchase. The corresponding value of these items above is recorded at the time of sale as part of selling and promotion expenses. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers.

Postpaid services revenue, including charges for text messaging in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value added services are recognized as they are used by the customer.

Payments made to other carriers arising from the use of cards given in connection with the above are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunications administrations, are initially deferred are recognized as earned only upon final settlement.

Other charges, including reconnection and migration charges, are recognized as provided to customers.

Cash Equivalents

Cash equivalents shown in the statements of cash flows represents highly liquid debt instruments purchased with original maturities of three months or less from acquisition dates.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies—which include cellular phone units, pagers, materials, spare parts, terminal units and accessories — are stated at the lower of cost or net realizable value. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Cost includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of current monetary items.

Property plant and equipment are depreciated using the straight-line method over the following estimated useful lives of the related assets:

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 7 years
Land improvements	10 years

The depreciation of the communications satellite is based on the aggregate predicted life of its transponders estimated from the date of launch. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

The PLDT Group reviews the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A write-down of property, plant and equipment is recognized when the carrying amount of an asset exceeds its recoverable value. Recoverable value represents depreciated replacement cost as determined by appraisal. If an asset write-down is not required, the asset's estimated useful life and estimated salvage value are reviewed to determine if any adjustments are necessary.

Maintenance and repair costs are charged to operations as incurred. Renewals and improvements that extend the lives of the equipment are charged to the appropriate property accounts. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as income or loss for the year.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT's ownership is 20% or more are accounted for using the equity method. Under this method, the cost of the investments is increased or decreased by PLDT's equity in net earnings or losses of the investees since acquisition dates, adjusted for the straight-line amortization over a period of five years of the difference between the cost of such investments and the proportionate share in the underlying net assets of the investees at acquisition dates. Dividends received are treated as reductions in the carrying amount of our investments.

Our investments in companies over which no significant influence is exercised are stated at cost.

Deferred Charges

Expenses incurred by the consolidated subsidiaries prior to the start of their commercial operations are capitalized. These capitalized expenses will be or are being amortized from the start of their commercial operations. Issuance costs, underwriting fees and related expenses incurred in connection with our issuance of debt instruments are deferred and amortized over the terms of the instruments.

Interest Capitalization

For financial reporting purposes, interest and other financing charges incurred during the installation of major capital projects are capitalized as part of the cost of the assets. For income tax purposes, such charges are treated as deductible expenses in the year they are incurred.

Employees' Benefit Plan

PLDT uses the projected unit credit of accrued benefit valuation method. Expenses are accrued in amounts equal to the current service cost and amortization of past service costs, interest on unfunded actuarial liability and amortization of transition liability over the expected future service years of the employees covered by their respective benefit plans.

Financial Instruments

Foreign currency-denominated monetary assets and liabilities are translated into pesos based on the prevailing Philippine Dealing System weighted average exchange rates at balance sheet dates.

Foreign exchange difference as a result of change in the exchange rate which affects liabilities arising on the acquisition of assets are included in the carrying amount of the related assets to the extent that the adjusted carrying amount of the asset does not exceed the lower of replacement cost and the amount recoverable from the use or sale of the assets.

Forward foreign exchange contracts and foreign currency swap contracts entered into to manage foreign currency risks associated with our foreign currency denominated loans are deferred and offset against foreign exchange gains or losses on the underlying hedged item. Premiums on currency swaps are charged to operations over the life of the contracts.

Treasury rate lock and interest rate swap agreements are entered into to manage our exposure to interest rate fluctuations. Gains on the treasury lock agreements are deferred and amortized over the terms of the securities.

Income Taxes

We apply the liability method in accounting for income taxes which requires recognition of deferred tax assets and liabilities for (i) the future tax consequences attributable to temporary differences between our financial statement and tax reporting bases of assets and liabilities; and (ii) net operating loss carryover.

Under the liability method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled and when the net operating loss carryover are expected to be applied. Provision for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax reporting bases of assets and liabilities. A valuation allowance is provided for deferred tax assets that are likely unrecoverable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing earnings (losses) applicable to common stock by our weighted average number of common shares, after giving retroactive effect to stock dividend declarations, adjusted to equivalent shares of our combined corporation for all periods presented. Diluted earnings (loss) per common share is computed in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares and bonds are converted to common stock.

Recently Issued Accounting Pronouncements

In 2001, the PLDT Group adopted the provisions of Statement of Financial Accounting Standards (SFAS) applicable to the Group, namely, SFAS No. 1 (revised 2001) – "Presentation of Financial Statements"; SFAS No. 4 (revised 2000) – "Inventories"; SFAS No. 22 (revised 2000) – "Cash Flow Statements"; and SFAS No. 31 – "Segment Reporting".

Accordingly, certain accounts in the 2000 and 1999 presentation were reclassified to conform with the 2001 presentation.

4. Accounts Receivable

This account consists of receivables from:

	Consolidated		**Non-Consolidated**	
	2001	2000	**2001**	2000
	(In Millions)			
Customers and agents	**₱28,196.9**	₱29,294.7	**₱21,638.7**	₱21,705.5
Others	**4,161.7**	4,191.5	**2,496.4**	2,485.6
	32,358.6	33,486.2	**24,135.1**	24,191.1
Less allowance for doubtful accounts	**5,561.5**	6,385.7	**3,115.6**	2,082.5
	₱26,797.1	₱27,100.5	**₱21,019.5**	₱22,108.6

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and it transfers all its rights of ownership to the Purchaser upon sale. The termination date of the facility was initially extended from June 22, 2000 to June 20, 2001 and further extended to June 27, 2002. On September 21, 2000, PLDT entered into a similar Master Receivables Purchase and Sale Agreement with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. The September 2000 agreement has also been extended from September 20, 2001 to September 18, 2002.

Sales of receivables under these agreements, which were made on a quarterly basis, amounted to US$58.6 million (₱3,029.0 million) in 2001, US$78.3 million (₱3,913.9 million) in 2000 and US$78.1 million (₱3,147.3 million) in 1999, with resulting losses of US$2.0 million (₱103.4 million), US$4.1 million (₱204.9 million) and US$ 2.8 million (₱112.8 million), respectively. The losses are included in "Other Expenses – net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets.

5. Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Spare parts and supplies	**₱2,341.9**	₱1,056.5	**₱2,335.9**	₱1,050.8
Terminal and cellular phone units	**2,013.9**	1,532.0	**534.1**	347.9
Office supplies	**87.3**	132.0	**66.3**	130.6
Materials in-transit	**761.5**	653.9	**749.1**	248.3
	₱5,204.6	₱3,374.4	**₱3,685.4**	₱1,777.6

Spare parts and supplies issued to various projects are included as part of construction in progress account shown under "Property, Plant and Equipment". In 2001, spare parts and supplies recovered from various completed projects amounting to ₱1,399.5 million were included under the "Inventories and Supplies" account.

6. Property, Plant and Equipment

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Cable and wire facilities	**₱98,321.7**	₱94,095.9	**₱97,287.2**	₱92,508.7
Central office equipment	**91,647.9**	86,313.6	**91,179.1**	84,153.5
Cellular facilities	**47,514.5**	56,463.2	**–**	–
Buildings	**24,347.5**	23,634.2	**22,936.0**	21,606.9
Vehicles, furniture, and other work equipment	**17,408.1**	17,333.9	**10,970.4**	10,362.0
Communications satellites	**10,722.5**	9,914.9	**–**	–
Information origination/ termination equipment	**5,340.5**	5,290.0	**5,191.3**	5,238.2
Land and improvements	**2,318.5**	3,037.3	**2,171.8**	2,314.6
	297,621.2	296,083.0	**229,735.8**	216,183.9
Less accumulated depreciation and amortization	**72,891.9**	68,934.3	**56,348.6**	44,631.1
	224,729.3	227,148.7	**173,387.2**	171,552.8
Property under construction	**31,747.7**	44,596.8	**24,259.6**	26,968.7
Advances for the Asia Cellular Satellite System	**–**	652.2	**–**	–
	₱256,477.0	₱272,397.7	**₱197,646.8**	₱198,521.5

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally U.S. dollars (see *Note 10 – Long-term Debt*). Foreign exchange losses and interest capitalized to property, plant and equipment for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
			(In Millions)			
Foreign exchange losses	**₱4,240.3**	₱36,272.0	₱3,932.4	**₱3,337.7**	₱27,586.6	₱3,252.1
Interest	**2,403.8**	2,602.6	3,042.5	**1,505.6**	1,894.6	2,430.2

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, the continuing decline in subscribers, competition and other economic factors which are considered to have shortened the useful economic life of these assets. The reduction in the estimated useful lives resulted in an additional depreciation charge of ₱1,440.0 million for the year ended December 31, 2001.

As more fully discussed in *Note 10 – Long-term Debt* and *Note 13– Related Party Transactions*, PLDT and Smart entered into a local exchange carrier or LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction was completed on August 31, 2000, and Smart's LEC net assets valued at ₱8,788.5 million, of which ₱7,548.8 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart's obligations assumed by PLDT.

PLDT's properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of ₱40.116 to US$1.00. As of December 31, 1997, the sound value was ₱225,965.6 million and the appraisal increment was ₱82,723.1 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2001, 2000 and 1999, the appraisal increment on PLDT's properties still in service, net of a 5% disallowance factor, amounted to ₱51,803.1 million, ₱58,859.0 million and ₱67,891.2 million, respectively.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Pursuant to the terms of its franchise (Republic Act No. 7082, as amended), PLDT enjoys exemption from customs duties and taxes on its importations of equipment, machinery and spare parts which are necessary and will be used exclusively in the operation of the businesses authorized by its franchise. However, the Philippine Department of Finance issued a memorandum dated January 20, 2000, suspending the value-added tax exemption granted to telecommunications companies, including PLDT, on the importations of capital equipment.

Advances for the Asia Cellular Satellite System

Advances for the Asia Cellular Satellite System in 2000 consist of full payment made by ACeS Philippines for the purchase of gateway facilities and equipment, supply installation and test services and certain development costs. ACeS Philippines started to roll out fixed satellite terminals in the last quarter of 2001 and final acceptance of the facilities is expected in 2002.

7. Investments

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
		(In Millions)		
Investments in shares of stock:				
Cost				
Common	**₱6,458.9**	₱2,155.3	**₱25,918.9**	₱24,144.7
Preferred	**4,327.9**	1,023.1	**11,363.6**	4,568.6
Deposit for future subscription	**1,145.9**	–	**2,145.8**	5,290.2
	11,932.7	3,178.4	**39,428.3**	34,003.5
Accumulated equity in net earnings (losses)	**(7,648.8)**	72.3	**(4,543.9)**	(4,686.0)
Total cost and accumulated equity in net earnings	**4,283.9**	3,250.7	**34,884.4**	29,317.5
Investment in debt securities	**2,140.2**	2,052.2	**2,052.2**	2,076.6
	₱6,424.1	₱5,302.9	**₱36,936.6**	₱31,394.1
Investments in shares of stock:				
At equity:				
Smart (Notes 2 and 13)	**₱–**	₱–	**₱27,803.2**	₱22,956.6
ACeS Philippines	**–**	–	**2,091.7**	2,098.1
Mabuhay Satellite	**–**	–	**1,224.0**	1,113.9
ePLDT	**–**	–	**1,048.8**	395.3
Subic Telecom	**–**	–	**785.6**	423.1
MaraTel	**–**	–	**435.2**	–
Clark Telecom	**–**	–	**239.2**	229.8
Telesat	**–**	–	**144.2**	125.6
SNMI	**–**	–	**123.9**	113.0
Others	**719.8**	613.2	**–**	–
	719.8	613.2	**33,895.8**	27,455.4
At cost:				
ACeS International Limited	**1,614.4**	1,614.4	**–**	–
Piltel (Note 2)	**948.0**	–	**948.0**	1,830.9
Mabuhay Space Holdings Limited	**885.3**	859.7	**–**	–
Others	**116.4**	163.4	**40.6**	31.2
	3,564.1	2,637.5	**988.6**	1,862.1
	₱4,283.9	₱3,250.7	**₱34,884.4**	₱29,317.5

Investments in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including the contingent liability to Marubeni Corporation, or Marubeni, arising out of the Build Transfer Agreement, or the BTA.

Under the terms of the restructuring, 50% of Piltel's debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See *Note 12 – Stockholders' Equity* for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Conversion Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00% Years 3 to 9 – 0.10% Year 10 – 99.30%	Years 1 and 2 – 0.00% Years 3 and 4 – 0.10% Year 5 – 2.00% Years 6 to 14 – 10.00% Year 15 – 7.80%	Years 1 and 2 – 0.00% Years 3 to 14 – 0.10% Year 15 – 98.80%	Years 1 and 2 – 0.00% Years 3 and 4 – 0.10% Year 5 – 1.05% Years 6 to 9 – 5.05% Year 10 – 54.65% Years 11 to 14 – 5.00% Year 15 – 3.90%
Interest rate	<u>Peso facility</u> – Philippines 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a. <u>U.S. dollar facilities</u> – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a. <u>Yen facility</u> – LIBOR for three-month Yen deposits plus 1.00% p.a.		181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually	

Under the terms of the debt restructuring, PLDT issued a Letter of Support or LOS for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the LOS, PLDT will provide funding to Piltel in the event that the cash flow from Piltel's operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of December 31, 2001, the undrawn balance that would be available under the LOS was US$61.2 million considering investments made from March 23, 2000 in the aggregate amount of US$88.8 million.

Until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms.

On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001.

The condensed balance sheets of Piltel at December 31 follow:

	2001	2000*
	(In Millions)	
Current assets	**₱1,285.9**	₱1,399.5
Property, plant and equipment – net	**25,014.0**	29,886.7
Non-current assets	**391.4**	415.2
	₱26,691.3	₱31,701.4
Current liabilities	**₱3,425.0**	₱2,301.7
Long-term debt	**21,192.9**	27,680.4
Stockholders' equity	**2,073.4**	1,719.3
	₱26,691.3	₱31,701.4

* *Included in the consolidated balance sheets of PLDT as of December 31, 2000*

Piltel's long-term debt as of December 31 consists of:

		2001		2000
		(In Millions)		
Restructured debt				
Peso				
10 year Tranche B		**₱2,166.4**		₱–
15 year Tranche C		**2,166.4**		–
15 year Term Note facility		**241.4**		–
		4,574.2		–
US Dollar				
10 year Tranche B	US$33.2	**1,716.6**	–	–
15 year Tranche C	33.2	**1,716.6**	–	–
15 year Conversion Notes	117.3	**6,060.2**	–	–
	US$183.7	**9,493.4**	–	–
Japanese Yen				
10 year Tranche B	JP¥ 7,822.0	**3,070.1**	–	–
15 year Tranche C	7,822.0	**3,070.1**	–	–
	JP¥ 15,644.0	**6,140.2**	–	–
Total		**20,207.8**	–	–
Unrestructured debt				
Peso				
Banks		–	–	8,666.5
Preferred shareholders		**106.9**	–	113.2
		106.9	–	8,779.7
US Dollar				
Banks	US$6.2	**321.5**	US$103.7	5,182.9
Convertible bonds	9.9	**514.2**	238.2	11,907.9
Trade creditors	–	–	27.3	1,364.3
	US$16.1	**835.7**	US$369.2	18,455.1
Japanese Yen				
Bank		–	JP¥ 854.4	403.8
Total		**942.6**		27,638.6
Liabilities under capital lease		**42.5**		41.8
		₱21,192.9		₱27,680.4

Piltel is currently not in compliance with the terms of US$7.5 million principal amount (approximately US$9.9 million including put premium) of indebtedness held by certain bondholders, US$6.2 million held by a creditor and ₱106.9 million of indebtedness held by a peso lender that did not participate in the debt restructuring plan.

On February 7, 2002, Piltel obtained the necessary consents to include the ₱106.9 million indebtedness in the restructuring. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt the terms on which that holder will participate in the restructuring.

Piltel was in default in the payment of the US$9.9 million redemption price of the bonds on January 17, 2002. As a result, Piltel received a notice of acceleration on the balance of the bonds. The acceleration of this debt would not, in itself, constitute a default under the terms of the restructured debt. All of the creditors that participated in Piltel's debt restructuring have agreed to submit Piltel to a rehabilitation under the supervision of the Philippine courts if a creditor that did not participate in the debt restructuring takes any step to commence proceedings for the insolvency, receivership, liquidation or rehabilitation of Piltel or any other similar proceedings.

The carrying value of PLDT's investments in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in losses of Piltel following significant financial losses suffered by Piltel since 1997.

In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the LOS issued by PLDT for the benefit of Piltel and its creditors. The carrying value of PLDT's investment in Piltel preferred shares has been reduced to ₱948.0 million as of December 31, 2001 after taking into account PLDT's equity in losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares, and provisions for estimated permanent decline in value of PLDT's investment in Piltel preferred shares up to December 31, 2001.

The net book value of Piltel amounted to ₱2,073.4 million as of December 31, 2001 after recognizing an asset write-down of ₱13,984.1 million approved by Piltel's board of directors at a meeting on August 8, 2001 which is reflected in Piltel's accounts as of June 30, 2001. This was a result of Piltel's decision to scale down its Advance Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA, network beginning the second half of 2001 due to its recent success in marketing Global System for Mobile Communication, or GSM, prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

The attributable share of PLDT on the asset write-down amounting to approximately ₱6,334.8 million was negated by a gain of ₱7,592.4 million in respect to the increase in PLDT's share of the net assets of Piltel arising from the completion of Piltel's debt restructuring and transfer of Piltel's common shares to certain financial advisors and additional provision of ₱1,257.6 million in respect of its investment in Piltel preferred shares.

Piltel's continued operation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, and to obtain additional financing or refinancing, as may be necessary. PLDT's investment in Piltel is carried in the consolidated balance sheet as of December 31, 2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of PLDT's investment that might be necessary should Piltel be unable to continue as a going concern.

Subscription for Smart Preferred Shares

On September 11, 2000, PLDT entered into a Subscription Agreement with Smart under which PLDT subscribed for 250 million preferred shares of Smart at ₱13.875 per share, or an aggregate subscription price of ₱3,468.7 million. This subscription was fully paid as of December 31, 2000.

At the same price of ₱13.875 per share, PLDT subscribed for the following additional preferred shares of Smart:

- 326,339,553 shares at an aggregate subscription price of ₱4,528.0 million subscribed in 2000; and
- 186,072,072 shares at an aggregate subscription price of ₱2,581.8 million subscribed in 2001 of which ₱1,581.8 million is still unpaid as of December 31, 2001.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

Acquisition of Additional Stake in Mabuhay Satellite

On May 11, 2000, PLDT finalized the Stock Purchase Agreement with Piltel for the purchase of 600,000 common shares of Mabuhay Satellite held by Piltel. The shares were purchased at par value of ₱100 per share for a total consideration of ₱60 million.

Also on the same date, a Deed of Assignment was executed by Mabuhay Satellite and Piltel assigning to PLDT the 617,028 common shares of Mabuhay Satellite subscribed by Piltel, for which Piltel partially paid ₱54 million. PLDT paid Piltel the amount of ₱54 million and assumed the obligation to pay Mabuhay Satellite the unpaid balance of Piltel's subscription amounting to ₱ 7.7 million.

As a result of these transactions, PLDT's equity interest in Mabuhay Satellite increased from 61% to 67%.

Investment in Infocom Technologies, Inc., or Infocom

In 2000, PLDT completed the purchase of Infocom shares held by Sequel Concepts Inc. and other minority shareholders.

On August 4, 2000, PLDT also subscribed for 12.5 million shares out of the increase in Infocom's authorized capital stock from ₱100 million to ₱250 million. Furthermore, on December 21, 2000, PLDT and Infocom entered into an agreement to convert the loans totaling ₱45 million granted by PLDT to Infocom (as evidenced by Convertible Notes) into 4.5 million shares. The converted common shares were issued on January 5, 2001.

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom's capital restructuring which involved the increase in authorized capital stock of Infocom from ₱ 250 million to ₱500 million and the subsequent decrease in authorized capital stock of Infocom from ₱500 million to ₱188.5 million which resulted to the removal of Infocom's deficit amounting to ₱ 232.4 million.

PLDT subscribed and paid 17.5 million shares through offsetting of receivables from Infocom amounting to ₱150 million and the conversion of Infocom's Convertible Notes in the amount of ₱ 24.5 million.

As a result of these transactions, PLDT's equity interest in Infocom increased from 51% to 99.6%.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for in a manner similar to pooling of interest method since the transfers and exchanges are

between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at historical cost or at the predecessor's carrying amounts.

Acquisition of Additional Stake in Subic Telecom

On November 28, 2000, the Board of Directors of PLDT approved the acquisition of AT&T's 40% equity interest in Subic Telecom. The parties signed the Stock Purchase Agreement on January 26, 2001, and the closing of the sale/purchase transaction took place on February 16, 2001. As a result of this transaction, PLDT's equity interest in Subic Telecom increased from 60% to 100%.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT's information and communications technology initiatives and ventures. ePLDT currently holds or intends to hold interests in a number of businesses, which include:

a. Internet Data Center under the brand name Vitro™;

b. 100% owned subsidiary, Sidera Technologies, Inc.;

c. 100% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;

d. 22.5% interest in Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office;

e. 100% owned subsidiary, mySecureSign, Inc., a principal affiliate of Verisign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;

f. 51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

g. 20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.;

h. 45% interest in MindStream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology or NIIT of India for IT courseware;

i. 40% investment in Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

j. 51% interest in eYP.ph Corporation, which is engaged in providing online directory service;

k. 100% investment in Vocativ Systems Inc., a planned 500-seat call center facility that we expect will commence commercial operations in the second quarter of 2002 exclusively for clients of a global provider of customer relationship management services; and

l. 100% investment in Parlance Systems, Inc., a planned 500-seat call center facility that we expect will commence commercial operations also in the second quarter of 2002 exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements.

ePLDT has an initial authorized capital stock of ₱1 billion which was increased to ₱4 billion in May 2001. As of December 31, 2001, PLDT has subscribed for 1.178 billion shares of which ₱550.0 million was paid in cash, ₱224.0 million was paid through offsetting of receivables from ePLDT, ₱134.6 million through transfer of Infocom shares, and ₱270.0 million through the transfer of the 3rd and 4th floors of the PLDT's Information Systems Data Center.

ePLDT commenced commercial operations on February 5, 2001.

Acquisition of Controlling Stake in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel's common capital stock for a total consideration of ₱451.3 million. The shares represent 92.3% of the issued and outstanding common shares of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,440 subscribers and a switch capacity of 32,000 digital lines as of December 31, 2001.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT's existing coverage in Mindanao.

Purchase of SNMI

On April 26, 2000, PLDT completed the purchase of 421,384 common shares of SNMI for a total consideration of ₱42.1 million. The acquisition represents 40% of the issued and outstanding shares of common capital stock of SNMI.

Under a Stock Purchase Agreement dated August 14, 2000, PLDT also purchased Smart's equity interest in SNMI, representing the remaining 60% of SNMI's outstanding capital stock, for a total consideration of ₱63.2 million. This transaction increased PLDT's equity interest in SNMI to 100%.

SNMI was incorporated for the primary purpose of providing enhanced communication and information services as well as value-added services to individual consumers, businesses, government agencies and other organizations or entities.

Investment in Mabuhay Space Holdings

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement or JVA, with Space Systems/Loral, Inc. or SS/L, to form Mabuhay Space Holdings, Limited or MSHL, for the purpose of providing high power Ku-Band satellite transmission services using the additional payload which was added by SS/L aboard Agila II. Management expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investments in Debt Securities

Home Cable

PLDT's total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to ₱2,052.2 million as of December 31, 2001 and 2000.

These notes are convertible into shares of common stock of Unilink or Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

Infocom

PLDT also made investments in convertible notes of Infocom. At the option of PLDT, these notes are convertible into common shares of Infocom at a conversion rate equal to the par value of the shares.

On December 21, 2000, ₱45.0 million of these notes were converted into 4.5 million common shares of Infocom. The actual issuance of the conversion shares was done on January 5, 2001.

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of ₱24.5 million convertible notes into shares of Infocom. The shares were issued on August 28, 2001 after the Philippine SEC approved the increase in authorized capital stock of Infocom from ₱250.0 million to ₱500.0 million.

8. Other Assets

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Debt issuance expenses – net (Note 3)	**₱1,784.5**	₱1,086.3	**₱453.8**	₱396.5
Refundable deposits	**364.5**	351.3	**228.8**	247.2
Others – net	**2,836.1**	3,490.6	**125.9**	1,165.2
	₱4,985.1	₱4,928.2	**₱808.5**	₱1,808.9

9. Accrued and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Accrued interest on various loans	**₱3,033.9**	₱3,850.9	**₱2,212.6**	₱3,290.1
Accrued taxes and other expenses	**1,520.4**	2,431.6	**946.3**	708.8
Accrual for unused sick leave pay and other employee benefits	**779.8**	629.6	**642.3**	535.4
Accrued utilities and general expenses	**452.6**	360.6	**452.6**	360.6
Others	**2,402.2**	1,490.1	**346.5**	269.2
	₱8,188.9	₱8,762.8	**₱4,600.3**	₱5,164.1

10. Long-term Debt

This account consists of:

	Consolidated	
	2001	2000
	(In Millions)	
PLDT	**₱141,515.2**	₱146,188.4
Piltel (Note 7)	**–**	27,680.4
Smart	**21,701.8**	11,814.2
Mabuhay Satellite	**5,622.5**	6,241.9
MaraTel	**40.0**	–
	168,879.5	191,924.9
Less current portion	**19,285.7**	12,856.8
	₱149,593.8	₱179,068.1

The scheduled maturities of long-term debt outstanding as of December 31, 2001 are as follows:

Year	Consolidated	Non-Consolidated
	(In Millions)	
2002	₱21,852.4	₱16,841.1
2003	35,347.3	29,567.3
2004	26,596.9	20,910.3
2005	22,451.2	16,680.3
2006 and onwards	62,631.7	57,516.2

PLDT

PLDT's aggregate outstanding indebtedness as of December 31, 2001 and 2000 are shown below:

Description	2001		2000	
	(In Millions)			
In U.S. Dollars				
Export Credit Agencies' Supported Loans				
Kreditanstalt fur Wiederaufbau	**$474.9**	**₱24,549.3**	$540.9	₱27,036.7
JBIC/Co-financing Banks	**109.4**	**5,652.7**	129.0	6,446.4
Others	**182.6**	**9,441.2**	190.7	9,537.5
	766.9	**39,643.2**	860.6	43,020.6
Fixed Rate Global Bonds	**1,426.9**	**73,669.9**	1,426.7	71,314.3
Term Loans	**289.8**	**14,976.2**	402.4	20,113.6
	$2,483.6	**128,289.3**	$2,689.7	134,448.5
In Japanese Yen				
Term Loans	**¥23,029.1**	**9,130.9**	¥19,595.6	8,564.8
In Philippine Pesos				
Peso Fixed Rate Corporate Notes		**2,770.0**		2,770.0
Term Loans		**1,325.0**		405.1
		4,095.0		3,175.1
		141,515.2		146,188.4
Less current portion		**14,274.4**		10,891.8
		₱127,240.8		₱135,296.6

Effective average interest rates during 2001 and 2000 are as follows:

	2001	2000
Dollar denominated loans	8.688%	9.127%
Yen denominated loans	1.333%	1.339%
Peso denominated loans	14.536%	15.221%

Export Credit Agencies' Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest creditor. As of December 31, 2001, we owed US$474.9 million aggregate principal amount of debt to KfW, as follows:

- US$359.9 million provided under various export credit agency-backed facilities in connection with our expansion and service improvement programs;
- US$58.9 million provided for the 15% down payment portion without guarantee/insurance cover from the export credit agencies; and
- US$56.1 million provided under three other credit facilities.

US$95.5 million of our KfW loans matures in 2002, US$88.9 million matures in 2003, US$87.7 million matures in 2004, US$82.5 million matures in 2005 and US$120.3 million matures in 2006 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

On January 25, 2002, PLDT signed a loan agreement with KfW which shall provide PLDT with a new US$149 million facility to refinance in part the repayment installments becoming due from January 2002 until December 2004. The facility is a nine-year loan, inclusive of a two-year grace period, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. The continuing availability of disbursement under this facility will be subject to PLDT's success in implementing its other financing initiatives based on an agreed plan and timetable. The portion of the debt to be refinanced by this facility that matures in 2002 amounting to US$49.7 (₱ 2,566.7 million) is presented under Long-term Debt – net of current portion in our balance sheet as of December 31, 2001.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, formerly known as the Export Import Bank of Japan, the Export Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$292.0 million and US$319.8 million as of December 31, 2001 and 2000, respectively. US$59.8 million of these loans matures in 2002, US$57.8 million matures in 2003, US$56.4 million matures in 2004, US$45.2 million matures in 2005 and US$72.8 million matures in 2006 and onwards.

Fixed Rate Global Bonds

PLDT has eight series of non-amortizing fixed rate global bonds outstanding as of December 31, 2001, as follows:

Principal Amount	Interest Rate	Maturity
US$100,000,000	9.125%	August 1, 2002
US$125,000,000	8.50%	June 30, 2003
US$204,265,000	10.625%	June 2, 2004
US$150,000,000	9.875%	August 1, 2005
US$175,000,000	9.25%	June 30, 2006
US$200,000,000	7.85%	March 6, 2007
US$175,000,000	10.50%	April 15, 2009
US$300,000,000	8.35%	March 6, 2017

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business to PLDT discussed in *Note 6 – Property, Plant and Equipment* and *Note 13 – Related Party Transactions*, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively, approximately US$172.8 million of which was outstanding as of December 31, 2001. These loans were amended in August 2001 to increase the maximum total debt to earnings before income tax and depreciation and amortization or EBITDA ratio that PLDT on an unconsolidated basis is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

US$150.0 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$103.5 million of which was outstanding as of December 31, 2001. The outstanding principal amount of this loan is payable at maturity on December 22, 2003.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, ¥19.015 billion of which is outstanding as of December 31, 2001. This loan has a final maturity on June 18, 2003.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of ₱1.7 billion, ₱1.1 billion of which was drawn and outstanding as of December 31, 2001. The loan is funded under the Japan

Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan matures on October 26, 2005 and is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date
Payments 1-7	3.5%
Payments 8-11	8.875%
Payments 12-15	10.00%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvements and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of ₱1.5 billion, of which ₱230 million will mature on November 11, 2002, ₱500 million on November 9, 2004, and ₱770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of ₱1.27 billion, of which ₱360 million will mature on June 9, 2003, ₱100 million on June 9, 2005 and ₱810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods. Since over 97% of PLDT's indebtedness is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% from ₱49.986 = US$1.00 on January 1, 2001, to ₱51.690 = US$1.00 on December 31, 2001. During 2001, the exchange rate fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. These financial ratios and other tests are also negatively affected by any deterioration of PLDT's consolidated and non-consolidated operating results or impairment of our assets. If, among other things, the peso weakens significantly against the U.S. dollar from current levels or our consolidated and non-consolidated operating results do not meet our expectations or we are required to recognize an impairment of the value of our assets, we may be unable to maintain compliance with these ratios.

Failure to comply with these covenants could result in a declaration of default and acceleration of some or all of PLDT's indebtedness. The terms of some of our loans have no minimum amount for cross-default.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting compliance with such covenants due to restrictions on payment of dividends by Smart. To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future.

The financial tests under our loan agreements, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.01:1 from March 2005 and thereafter;

- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1;

- interest coverage ratio on a non-consolidated basis, ranging from not less than 150% to not less than 200%; and

- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. At December 31, 2001, PLDT's ratio of total debt to EBITDA on a non-consolidated basis, which is not permitted to exceed 6.0:1, was 5.31:1. At December 31, 2000, PLDT's ratio of total debt to EBITDA on a non-consolidated basis was 5.45:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC. At December 31, 2001, PLDT's ratio of long-term indebtedness to appraised value of equity/tangible net worth ranged from 0.91:1 to 1.15:1 as against permitted maximums from 1.1:1 to 3:1 depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income after adding back interest charges on all indebtedness for the twelve months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. At December 31, 2001, PLDT's interest coverage ratio on a non-consolidated basis ranged from 191% to 401%, as against required minimums of 150% to 200% depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated current ratio is the result obtained by dividing non-consolidated current assets by non-consolidated current liabilities excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. At December 31, 2001, PLDT's current ratio on a non-consolidated basis was 1.27:1 as against required minimums of 0.9:1 to 1.2:1 depending on the loan facility.

In addition, some of PLDT's loan and other debt agreements contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and
- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

At December 31, 2001, PLDT's long-term debt to tangible net worth calculated on this basis was 1.1:1 and its total debt to EBITDA was 4.29:1.

PLDT's loan agreements contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Smart

Smart's long-term debt as of December 31, 2001 and 2000 consists of:

	2001		2000	
	(In Millions)			
U.S. Dollars	**$400.5**	**₱20,701.8**	$236.6	₱11,814.2
Philippine Pesos		**1,000.0**		–
		21,701.8		11,814.2
Less current portion		**4,577.4**		1,655.1
		₱17,124.4		₱10,159.1

Smart's bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart's dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loan is payable quarterly and accrues interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in 2006.

Smart's loan agreements contain restrictions, that limit its ability to pay dividends, make distributions to its shareholders or otherwise provide funds to its shareholders or affiliates without the consent of its lenders. In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arm's-length terms and for valuable consideration.

Smart's debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. Smart's debt-to-equity ratio increased to 1.11:1 at the end of 2001 from 0.80:1 in 2000. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

- Cross defaults and cross accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

- Failure by Smart to comply with certain financial ratio covenants;

- Any reduction in PLDT's ownership of Smart's stock below 51.0 per cent of the total of each class of Smart's issued shares;

- Any reduction in First Pacific's and Metro Pacific Corporation's collective direct and/or indirect ownership of PLDT's common stock below 17.5 per cent of the total common stock outstanding or 17.5 per cent of the voting power of the total common stock outstanding; and

- The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors' ability to perform its obligations under an applicable guaranty.

Certain land and telecommunications equipment of Smart with a net book value of approximately ₱160.0 million as of December 31, 2001 have been pledged as securities for Smart's outstanding loans.

Mabuhay Satellite

Mabuhay Satellite's long-term debt as of December 31, 2001 and 2000 consists of:

	2001		2000	
	(In Millions)			
U.S. Dollars				
Credit Agreement	**$61.9**	**₱3,201.3**	$74.9	₱3,745.5
Omnibus Agreement	**46.9**	**2,421.2**	49.9	2,496.4
	108.8	**5,622.5**	124.8	6,241.9
Less current portion	**8.2**	**423.9**	6.2	309.9
	$100.6	**₱5,198.6**	$118.6	₱5,932.0

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the costs of purchasing the Agila II Satellite. On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5.3 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of this Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$61.9 million (₱3,201.3 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46.9 million (₱2,421.2 million).

As security therefor, Mabuhay Satellite has, constituted in favor of the Banks:

- A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

- An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

- An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite's debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite's long-term liabilities as of December 31, 2001 and 2000 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the *Bangko Sentral ng Pilipinas* approved the restructuring of Mabuhay Satellite's debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite's nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

<u>MaraTel</u>

MaraTel's long-term debt consists of a ₱60 million loan, which was availed of on October 20, 1997. The loan carries a fixed interest rate of 11.7% per annum and matures on October 16, 2005. As of December 31, 2001, the outstanding balance of this loan was ₱40 million, ₱10 million of which will mature in 2002.

11. Deferred Credits and Other Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Accrual of capital expenditures under long-term financing (Note 18)	**₱6,995.4**	₱3,442.5	**₱2,725.3**	₱984.6
Customers' deposits	**2,453.2**	2,517.1	**2,407.9**	2,486.5
Accrued pension cost (Note 14)	**1,116.8**	575.8	**1,116.8**	575.8
Deferred gain on swap transactions – net	**416.3**	323.4	**416.3**	323.4
Related party (Note 13)	**–**	–	**2,350.2**	–
Others	**1,995.2**	2,480.2	**1,323.4**	1,648.8
	₱12,976.9	₱9,339.0	**₱10,339.9**	₱6,019.1

12. Stockholders' Equity

PLDT's capital stock account consists of:

	2001		2000	
	Shares	**Amount**	Shares	Amount
	(In Millions, Except Par Value Per Share)			
Preferred stock – ₱10 par value				
Authorized	**822.5**	**₱8,225.0**	822.5	₱8,225.0
Outstanding-				
Cumulative				
Convertible:				
Series A to BB	**372.4**	**₱3,723.5**	351.5	₱3,515.2
Series III	**4.6**	**46.1**	4.6	46.1
Series V	**2.6**	**26.1**	–	–
Series VI	**4.8**	**48.2**	–	–
Series VII	**3.8**	**38.4**	–	–
Nonconvertible:				
Series IV	**36.0**	**360.0**	36.0	360.0
	424.2	**₱4,242.3**	392.1	₱3,921.3
Common stock – ₱5 par value				
Authorized	**234.0**	**₱1,170.0**	234.0	₱1,170.0
Outstanding	**168.9**	**₱844.5**	168.5	₱842.5

On March 17, 2000, the Philippine SEC approved the increase in authorized capital stock of PLDT from ₱8.5 billion, divided into two classes consisting of 783 million shares of serial preferred stock with a par value of ₱10 each and 134 million shares of common stock with a par value of ₱5 each, to ₱9.395 billion divided into two classes consisting of 822.5 million shares of serial preferred stock with a par value of ₱10 each and 234 million shares of common stock with a par value of ₱5 each. Out of said increase in capital stock, PLDT issued 35.1 million as consideration and in exchange for the acquisition of the entire issued capital stock of Smart and 12.2 million shares of stock were subscribed by NTT Communication's subsidiary for cash (see *Note 13 – Related Party Transactions*).

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to BB 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. It is convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the Philippine Stock Exchange, or PSE, over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors which, as of December 31, 2001, is ₱5 per share. At PLDT's option, the Series A to BB 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On November 7, 2000, the Board of Directors designated 30 million shares of serial preferred stock as Series BB 10% Cumulative Convertible Preferred Stock for issuance throughout 2001 pursuant to PLDT's Subscriber Investment Plan. On January 24, 2001, the Philippine SEC issued a resolution exempting from the registration requirements under the Securities Regulation Code, or the Code, the issuance by PLDT of Series BB 10% Cumulative Convertible Preferred Stock. On May 21, 2001, the PSE approved the listing of Series BB 10% Cumulative Convertible Preferred Stock.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Code. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares. This brings the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. A request for confirmation by the Philippine SEC that the issuance of these shares is a transaction exempt from the registration requirements under the Code and an application for the listing of these shares on the PSE will be filed in due course.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to ₱11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

On June 4, 2001, PLDT issued 2,691,340 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividend of ₱18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share will be convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V

and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for ₱1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4.6 billion, US$183.7 million and JP¥15.6 billion under the put option if all the convertible preferred shares were mandatorily converted and all the underlying common shares were put to PLDT. As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares.

The aggregate value of the put option as of December 31, 2001 is ₱19,574.3 million while the market value of the underlying common shares is ₱4,703.7 million based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On November 27, 2001, the Board of Directors approved the dividend declaration of ₱0.50 per outstanding share of Series H, L, M, and Y 10% Cumulative Convertible Preferred Stock, payable on January 31, 2002 to the holders of record on December 27, 2001. As of December 31, 2001, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately ₱206.2 million.

On January 22, 2002, the Board of Directors approved the dividend declaration of: (i) ₱0.50 a share on Series A, I, R, W, AA, BB 10% Cumulative Convertible Preferred Stock, payable on February 28, 2002 to the holders of record on February 8, 2002; (ii) ₱0.50 per outstanding share of Series B, F, Q, V, Z 10% Cumulative Convertible Preferred Stock payable on March 27, 2002 to the holders of record on March 27, 2002; and (iii) ₱0.000375 per outstanding share of Series IV Cumulative Non-Convertible Redeemable Preferred Stock, payable on March 15, 2002 to the holders of record on February 15, 2002.

Employees' Stock Purchase Plan

The Employees' Stock Purchase Plan of PLDT provides an opportunity to its regular rank and file and supervisory employees to purchase an ownership interest in PLDT's common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the Employees' Stock Purchase Plan. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

As of December 31, 2001, a balance of 1,173,513 shares of common stock is still reserved for future offerings under the Employees' Stock Purchase Plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or the Plan, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the Plan. The Plan

covers management executives which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The Plan seeks to motivate option holders to achieve PLDT's goals, reward option holders for the creation of stockholder value, align the option holders' interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The Plan is administered by the Executive Compensation Committee of the Board of Directors. Approximately 1,289,745 shares of common stock of PLDT have been reserved as underlying shares of options under the Plan.

Retained Earnings

This account consists of:

	2001	2000	1999
		(In Millions)	
Appropriated for plant expansion and higher replacement costs	**₱435.0**	₱435.0	₱435.0
Unappropriated	**34,200.3**	32,448.5	33,328.1
	₱34,635.3	₱32,883.5	₱33,763.1

Declaration and payment of dividends are made regularly by PLDT. However, the written consent of the creditors and certain preferred stockholders may be required (under certain conditions as discussed in *Note 10 – Long-term Debt*). The retention of earnings is necessary to meet the financial requirements of PLDT's expansion and modernization programs which are all designed to increase the number of access lines in service and to improve facilities for fixed line, long distance and data and other network services. The unappropriated retained earnings of PLDT include undistributed loss and earnings, representing accumulated equity in the net losses of subsidiaries amounting to losses of ₱4,543.9 million and ₱4,686.0 million as of December 31, 2001 and 2000, respectively.

13. Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. The PLDT Group believes that the terms of these transactions are comparable with those available from unrelated parties.

Transactions with/between Investees

Description of major transactions with/between investees are as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunication carriers within PLDT Group, namely: PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel have existing interconnection agreements with one another under the terms similar with other telecommunication providers outside the PLDT Group (*see Note 22 - Other Matters*). Each of these companies recognized revenues net of interconnection charges for calls terminating with the customer of the other carriers.

b. Business Transfer Agreement between PLDT and Smart

On May 15, 2000, PLDT and Smart entered into a LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction involved: (a) the transfer to PLDT of (i) the equipment; (ii) all rights and interests of Smart under and pursuant to the subscription

contracts with the LEC customers or subscribers of Smart including, but not limited to all receivables from such customers or subscribers; (iii) all rights and interest of Smart including under and pursuant to Smart's supply contracts; (iv) all rights and interest of Smart under and pursuant to the LEC Provisional Authority or LEC PA and its permits, licenses and authorizations issued by relevant governmental authorities for the operation by Smart of the LEC business; and (v) real properties and improvements, furniture, fixtures, and other tangible and intangible assets pertaining to the LEC business of Smart and (b) the assumption by PLDT of the obligations and liabilities of Smart under the LEC PA, permits and licenses, supply contracts and other liabilities pertaining to the operation by Smart of the LEC business, other than obligations or liabilities for borrowed money (see *Note 10 – Long-term Debt*).

The transaction was completed on August 31, 2000, and Smart's LEC net assets valued at ₱8,788.5 million, of which ₱7,548.8 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart's obligations assumed by PLDT. To finance the cash consideration, PLDT entered into a loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands for US$135 million (₱6,978.2 million) on August 18, 2000. At the same time, PLDT also entered into loan agreements with Exportkreditnamden, or EKN, of Sweden for US$35.7 million (₱1,845.3 million) and Export Credit Guarantee Department, or ECGD, of the United Kingdom for US$26.5 million (₱1,369.8 million). The proceeds of the loan with FMO were partly used to repay the outstanding balances of Smart's LEC-related loans with various commercial banks. The LEC-related loans of Smart with EKN and ECGD were novated and transferred to PLDT, which became in effect the borrower under the relevant loan agreements.

c. Transponder Lease from Mabuhay Satellite to PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

- transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

- grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to ₱926.9 million in 2001, ₱1,054.7 million in 2000 and ₱980.7 million in 1999.

d. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order 109 network operations and services, including Executive Order 109 fixed line build out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate, and Boac and Executive Order 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱30.00 for bill generation and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value added tax.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Total management fees under these agreements amounted to ₱134.9 million in 2001 and ₱11.0 million in 2000.

e. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱44.00 for repairs and maintenance and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including valued added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under these agreements amounted to ₱24.1 million in 2001 and ₱45.2 million in 2000.

f. Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

- An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of ₱45,000 per shared site per month, subject to a 10% annual increase;

- An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

    i. A facilities management agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of ₱4,106,909 and a variable monthly fee of ₱13,735 per site covered by the agreement. An additional fee of

₱186,878 per month and ₱624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii. A customer service management agreement under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of ₱8,798,362 and a variable cost of ₱57, ₱17 and ₱25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of ₱399,926 per month and ₱1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii. An administrative support and management services agreement under which Piltel pays a monthly fixed fee of ₱7,782,818. An additional fee of ₱353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to ₱540.1 million in 2001 and ₱124.1 million in 2000.

In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total fees under this agreement amounted to ₱1,508.5 million in 2001 and ₱391.1 million in 2000.

g. Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. The commercial operations date is defined as the earlier of:

- the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation and

- the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines. In the event PT Asia Cellular Satellite's aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term.

PLDT is endeavoring to amend the agreement considering the occurrence of partial satellite loss, change in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

- authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite; and

- appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

h. Facilities Management Agreement between Smart and ACeS Philippines

On February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement with ACeS Philippines. In exchange for services rendered, Smart shall be compensated with fixed and variable monthly fees by ACeS Philippines.

Under the FMA, Smart shall undertake the management, maintenance and operation of the ACeS Global Mobile Personal Communications by Satellite, which are ready and available for actual use or operation on February 16, 2001.

Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines' business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

An amendment to the existing service distribution agreement with ACeS Philippines has been made whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue share formula. ACeS Philippines shall likewise pay Smart's charges for the payphone-related services.

Total fees under this agreement amounted to ₱10.0 million in 2001.

i. Other Transactions

Equity investments in investees are discussed in *Note 7 - Investments* to the consolidated financial statements.

The following is a summary of accounts with subsidiaries eliminated from the consolidated financial statements as of December 31, 2001, 2000 and 1999 and for the years then ended:

	2001	2000	1999
		(In Millions)	
Balance Sheet Items			
Receivables	**₱2,064.3**	₱1,624.8	₱277.2
Other assets	**2,350.2**	–	–
Accounts payable	**495.3**	1,624.8	277.2
Accrued and other current liabilities	**1,569.0**	–	–
Deferred credits and other liabilities	**2,350.2**	–	–
Profit and Loss Items			
Fixed line miscellaneous revenue	**56.9**	56.1	–
Wireless service revenue	**926.9**	1,054.7	980.7
Rent expense	**926.9**	1,054.7	980.7
Other operating costs	**307.0**	180.2	–
Miscellaneous income	**250.1**	124.1	–

The following is a summary of accounts with unconsolidated investees as of December 31, 2001, 2000 and 1999 and for the years then ended:

	2001	2000	1999
		(In Millions)	
Balance Sheet Items			
Receivables	**₱2,081.1**	₱ –	₱–
Profit and Loss Items			
Fixed line miscellaneous revenues	**102.1**	–	–
Miscellaneous income	**290.0**	–	–

Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of and for the years ended December 31, 2001, 2000 and 1999 are as follows:

a. Acquisition of Smart

On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific Company Limited and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired on March 24, 2000 the entire issued capital stock of Smart valued at approximately ₱37.9 billion (approximately US$930 million) through the issuance of 35,098,974 new PLDT common shares (issue price of ₱1,080 per share) to Smart's shareholders

representing approximately 22.5% of the issued common shares of PLDT (as enlarged by such issue of shares).

Prior to this, Smart's major shareholders were certain Philippine and other affiliates of First Pacific Company Limited (collectively, the First Pacific Group) and NTT Communications Capital (UK) Limited or NTTC-UK, which in the aggregate owned 95.7% of Smart. NTTC-UK is a wholly owned subsidiary of NTT Communications Corporation or NTT Communications, which, in turn, is a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation or NTT (collectively, the NTT Group).

b. Agreements with NTT Communications and or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

- Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to ₱247.9 million in 2001 and ₱116.8 million in 2000.

- Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT's domestic fiber - optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to ₱106.8 million in 2001 and ₱35.4 million in 2000.

- Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to ₱6.6 million in 2001 and ₱0.8 million in 2000.

- Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to ₱0.4 million.

c. Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing technical assistance agreement with ALBV for the latter's provision of technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of twenty-five years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV shall provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under this agreement amounted to ₱249.0 million in 2001 and ₱195.0 million in 2000.

d. Others

Other than the above, transactions with other companies entered in the ordinary course of business in which some of our directors may have an interest are not material.

14. Employees' Benefit Plan

PLDT

PLDT has a trusteed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

The actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
		(In Millions)	
Actuarial accrued liability	**₱6,637.6**	₱9,264.2	₱9,862.1
Assets at fair value	**4,591.5**	5,007.0	5,450.1
Funded status of the Benefit Plan	**(2,046.1)**	(4,257.2)	(4,412.0)
Unrecognized			
Net transition liability	**3,054.3**	3,219.6	3,384.9
Net experience adjustment	**(2,125.0)**	461.8	734.2
Accrued pension cost	**(₱1,116.8)**	(₱575.8)	(₱292.9)
Net pension cost			
Normal cost	**₱622.6**	₱636.9	₱590.4
Interest cost	**74.7**	76.4	76.8
Amortization of:			
Unrecognized net transition obligation	**165.3**	165.3	165.3
Unrecognized net experience adjustment	**19.5**	30.8	6.3
	₱882.1	₱909.4	₱838.8

The average assumptions used to determine pension benefits at December 31, 2001, 2000 and 1999 are as follows:

Discount rate	**12%**
Rate of increase in compensation	**12%**
Rate of return on plan assets	**12%**

Smart

Smart has a Provident Plan to provide for the payment of benefits to all its qualified employees or their beneficiaries in the event of an employee's death, retirement, disability or separation from service. Benefit payments are made through a Provident Fund, which is administered by a trustee financial institution. Under the Provident Plan, Smart contributes to the Provident Fund based on a percentage of each member's monthly salary, starting from the date of his membership in the Provident Plan, in accordance with his number of years of credited service. The member employee, on the other hand, has the option to contribute to the Provident Fund an amount not to exceed 25% of his monthly salary. Contributions by Smart to the Provident Fund charged to operations amounted to ₱38.0 million, ₱22.1 million and ₱20.8 million in 2001, 2000 and 1999, respectively.

15. Other Expenses – Net

This account consists of:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
			(In Millions)			
Interest expense and related items, net of capitalized interest (Notes 6 and 10)	**₱14,613.1**	₱14,562.3	₱12,500.4	**₱10,825.4**	₱9,741.1	₱7,572.4
Interest and other income	**(2,000.9)**	(2,359.0)	(3,206.8)	**(1,120.5)**	(1,356.4)	(855.5)
Manpower reduction cost	**279.1**	–	170.0	**279.1**	–	170.0
Provision for estimated decline in value of investment	**600.0**	–	–	**600.0**	–	–
Equity in net losses (earnings) of investees, including goodwill amortization (Note 7)	**(40.6)**	(11.5)	9.6	**(1,324.2)**	3,807.8	1,844.6
Foreign exchange/swap (gains) losses (Notes 10 and 20)	**816.9**	(945.3)	219.6	**332.6**	(969.9)	175.3
	₱14,267.6	₱11,246.5	₱9,692.8	**₱9,592.4**	₱11,222.6	₱8,906.8

16. Income Taxes

On December 11, 1997, Republic Act No. 8424, otherwise known as the Comprehensive Tax Reform Program, or CTRP, was signed into law and took effect on January 1, 1998. The CTRP includes (i) the phased-in change in rates of tax on domestic corporations, from 35% to 34% in 1998, 33% in 1999 and 32% in 2000 and thereafter; (ii) net operating loss carryover or NOLCO; and (iii) minimum corporate income tax.

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2001	2000
	(In Millions)	
Net current assets	**₱1,439.4**	₱1,725.0
Net current liabilities[1]	**(1.7)**	(19.3)
Net noncurrent liabilities	**(8,621.5)**	(8,542.0)
Net liability	**(₱7,183.8)**	(₱6,836.3)

[1] *Classified under "Accrued and Other Current Liabilities" in the audited balance sheets.*

PLDT's deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The significant components of the consolidated deferred tax assets and liabilities, using the tax rates applicable in future years, are as follows:

	2001	2000
	(In Millions)	
Current assets:		
Allowance for doubtful accounts	**₱1,845.7**	₱2,016.1
Unrealized foreign exchange losses	**4.7**	48.6
Allowance for inventory losses	**161.0**	216.0
Provision for manpower reduction program	–	56.5
Accrued pension costs	–	76.0
Unamortized past service pension cost	**369.3**	319.5
Others	**31.0**	0.2
	2,411.7	2,732.9
Less valuation allowance	**756.8**	1,007.9
	1,654.9	1,725.0
Current liabilities		
Lump-sum payment under the collective bargaining agreement	**(215.5)**	–
Net current assets	**₱1,439.4**	₱1,725.0
Net current liabilities		
Unrealized foreign exchange gains	**₱ (1.7)**	₱ (19.3)
Noncurrent assets:		
NOLCO	**₱252.7**	₱4,371.3
Unamortized past service cost	**160.4**	223.3
	413.1	4,594.6
Less valuation allowance	–	4,002.5
	413.1	592.1
Noncurrent liabilities:		
Interest charges capitalized, net of amortization	**(5,496.2)**	(5,433.6)
Taxes and duties capitalized, net of amortization	**(775.8)**	(857.1)
Foreign exchange differential capitalized, net of depreciation	**(2,762.6)**	(2,843.4)
	(9,034.6)	(9,134.1)
Net noncurrent liabilities	**(₱8,621.5)**	(₱8,542.0)

Provision for income tax consists of:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
Current	**₱876.4**	₱1,736.2	₱2,037.1	**₱781.9**	₱1,642.6	₱2,022.7
Deferred	**343.5**	85.8	(21.9)	**51.6**	425.9	1.7
	₱1,219.9	₱1,822.0	₱2,015.2	**₱833.5**	₱2,068.5	₱2,024.4

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax are as follows:

	Consolidated	Non-Consolidated

	2001	2000	1999	**2001**	2000	1999
			(In Millions)			
Provision at statutory tax rate	**₱920.7**	₱254.9	₱930.1	**₱1,360.4**	₱1,016.6	₱1,689.2
Tax effect of:						
Tax loss position	**825.1**	1,679.0	1,386.4	**–**	–	–
NOLCO	**483.0**	346.6	690.3	**–**	–	–
Income subjected to lower tax rates	**(236.0)**	(378.7)	(200.2)	**(138.1)**	(287.7)	(184.0)
Equity in net gains (losses) of investees (including goodwill amortization)	**69.9**	(3.7)	(2.4)	**(353.9)**	1,218.5	510.8
Others – net	**(359.8)**	312.9	206.8	**(34.9)**	121.1	8.4
Actual provision for income tax	**1,702.9**	2,211.0	3,011.0	**833.5**	2,068.5	2,024.4
Valuation allowance	**(483.0)**	(389.0)	(995.8)	**–**	–	–
Actual provision for income tax – net	**₱1,219.9**	₱1,822.0	₱2,015.2	**₱833.5**	₱2,068.5	₱2,024.4

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom shall enjoy all the rights, privileges and benefits established under the Act, including tax- and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the BOI under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As a registered enterprise, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the need for Smart to surrender its original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday. On July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. Certain tax incentives are availed on the basis of incremental income generated from the said expansion projects.

Smart's deferred income tax assets and liabilities as of December 31, 2001 and 2000 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets and liabilities that will not have tax consequences as a result of the income tax holiday and pending resolution of the Bureau of Internal Revenue issue on the availability of NOLCO incurred by Smart prior to the 100% change in ownership in the year 2000.

On December 22, 2000, ePLDT was registered with the BOI as a new IT service firm in the field of services related to internet data center on a pioneer status. Under such registration, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

17. Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the earnings (loss) per share:

	2001	2000	1999
		(In Millions)	
Net income	**₱3,417.9**	₱1,108.4	₱3,094.6
Less dividends on preferred stock	**1,503.2**	1,249.1	1,098.9
Net income (loss) applicable to common stock	**₱1,914.7**	(₱140.7)	₱1,995.7

	2001	2000	1999
		(In Thousands)	
Outstanding common shares, beginning	**168,498.2**	156,272.4	156,232.7
Effect of issuance of common shares during the year	**162.0**	10,179.0	19.8
Weighted average number of common shares, end	**168,660.2**	166,451.4	156,252.5
Basic earnings (loss) per common share	**₱11.35**	(₱0.85)	₱12.77

The computation of diluted earnings (loss) per share was anti-dilutive; therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

18. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses PLDT Group's contractual obligations outstanding as of December 31, 2001:

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1–3 years**	**4–5 years**	**After 5 years**
		(In Million Pesos)			
1. Long-term lease obligations	₱9,508.3	₱1,457.1	₱3,173.6	₱3,026.0	₱1,851.6
2. Unconditional purchase obligations	2,780.8	319.5	612.7	546.0	1,302.6
3. Other long-term obligations	19,574.4	–	–	–	19,574.4
Total contractual cash obligations	₱31,863.5	₱1,776.6	₱3,786.3	₱3,572.0	₱22,728.6

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in *Note 13 – Related Party Transaction,* PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 as amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2001 is US$18.0 million. The aggregate remaining obligation is approximately ₱6,057.0 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of

the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. The aggregate remaining obligation is approximately ₱1,049.2 million. In case of cancellation, PLDT is liable to pay ₱100.0 million for each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT's DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million excluding cost for the use of remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. The aggregate remaining obligation is approximately ₱434.2 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. The aggregate remaining obligation is approximately ₱162.0 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for a period ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited, or AIL. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS in March 1997, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. The aggregate remaining obligation is approximately ₱2,584.5 million.

PLDT is endeavoring to amend the agreement because of the partial satellite loss, change in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. The aggregate remaining obligation is approximately ₱196.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in *Note 7 – Investments* and *Note 12 – Stockholders' Equity,* PLDT issued 2,691,240 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock are convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares consisting of 76,480 Series V and 274,539 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.6 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱4,703.7 million, based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.5 million on June 4, 2009 if all the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares were put to PLDT.

Commercial Commitments

The table below shows our commercial commitments outstanding as of December 31, 2001:

Commercial Commitments	Total	Less than 1 year	1–3 years	4–5 years
	Amount of Commitment Expiration Per			
	(In Million Pesos)			
Standby letters of credit	₱3,201.3	₱361.8	₱1,757.5	₱1,082.0

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby Letters of Credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the Credit Agreement that was restructured in January 1999 and May 8, 2000.

As of December 31, 2001, Smart had undrawn dollar-denominated long-term facilities of US$114.3 million, while PLDT had undrawn committed dollar-denominated long-term loan facilities of US$59.8 million and unutilized peso-denominated long-term-loan facilities of ₱600 million. Subsequently, US$9.4 million of PLDT's undrawn credit facilities was cancelled due to change in terms of the underlying supplier contracts.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract which covers the supply of works for the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the said GSM network.

Master Purchase Orders in the amounts of US$200 million and US$300 million were issued by Smart in August 2000 and 2001, respectively, in favor of Nokia Networks OY for the purchase of additional equipment for the expansion of its GSM phone network. Under these contracts, Nokia will expand the range and quality of Smart's GSM services.

19. Contingencies

PLDT

NTC supervision and regulation fees. On March 5, 1997 and March 18, 1997, the NTC and PLDT, respectively, partially appealed to the Supreme Court the decision of the Court of Appeals that supervision and regulation fees, or SRF, should be computed only on the basis of the par value of the subscribed or paid-up capital stock of PLDT and should not include stock dividends, premium and capital in excess of par; and that permit fees should be paid regardless of any regulatory services rendered by the NTC. PLDT argued, among others, that the Court of Appeals erred in ruling that the NTC can validly collect the fees even in the absence of any regulatory services being performed.

On July 14, 1997, the Supreme Court dismissed PLDT's appeal. With respect to the NTC's appeal, a decision was rendered by the Supreme Court on July 28, 1999, ordering the NTC to make a recomputation of the fee to be imposed on the basis of PLDT's "capital stock subscribed or paid".

On August 24, 1999, a Motion for Clarification was filed by PLDT requesting the Supreme Court to direct the NTC's assessments and collection of the SRF on the basis of PLDT's "capital stock subscribed or paid" exclusive of any premium on issued shares. The Supreme Court in its Resolution dated November 15, 1999 denied said Motion. On December 8, 1999, PLDT moved for a reconsideration of said Resolution which was later denied by the Supreme Court in its Resolution dated February 2, 2000.

On February 10, 2000, the NTC issued a re-assessment letter for the balance of SRF pursuant to the Supreme Court Resolution dated February 2, 2000. In calculating said fees, the NTC included stock dividends. PLDT believes that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence. Accordingly, in a letter dated March 16, 2000, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

On September 5, 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000, without resolving or ruling on the protest of PLDT. Thus, PLDT was constrained to file a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the Court of Appeals, on October 2, 2000. In a Resolution dated October 3, 2000, the Court of Appeals temporarily restrained the NTC from enforcing/implementing their February 10 and September 5, 2000 assessments and required the NTC to submit their comment on PLDT's Petition for Certiorari and Prohibition. On December 4, 2000, the Court of Appeals issued a Writ of Preliminary Injunction and ordered the parties to submit their respective memoranda on the main petition. PLDT filed its Memorandum on December 14, 2000.

On February 12, 2001, the Court of Appeals dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

On February 26, 2001, PLDT filed a Motion for Reconsideration of the aforementioned decision of the Court of Appeals on the ground that the same would vitiate and not validate the decision rendered by the Supreme Court on July 28, 1999, setting aside the previous decisions of both the Court of Appeals and the NTC dated October 30, 1996 and September 29, 1993, respectively, and ordering the NTC to make a recomputation of the SRF to be imposed on PLDT.

In support of its Motion for Reconsideration and to emphasize the need to assess certain information, data and/or related court records before the Court of Appeals, PLDT filed with the Court of Appeals a Motion to Set Case for Oral Argument on March 12, 2001.

On April 6, 2001, the Office of the Solicitor General, or OSG, manifested that it is adopting its Comment dated October 11, 2000 as its comment to the Motion for Reconsideration filed by PLDT. In the said Comment, the OSG stated that the NTC is providing its own definition of "stock dividend" apparently in variance with the Supreme Court decision dated July 28, 1999 as clarified by the Resolution dated November 15, 1999 by enlarging its meaning and scope and expanding the concept envisaged in said rulings and well beyond their context and import. Further, the OSG stated that the sole and only issue is whether or not the Supreme Court decision directs the inclusion or exclusion of "stock dividends" in the computation of the SRF under Section 40 (e) of the Public Service Act, as amended.

On May 7, 2001, the Court of Appeals directed the NTC to file its comment on the Motion for Reconsideration filed by PLDT.

On July 27, 2001, prior to the expiration of the second extended period to file comment requested by the NTC, the NTC complied with the Resolution of the Court of Appeals dated May 7, 2001 and filed its comment to the Motion for Reconsideration of PLDT.

On August 28, 2001, PLDT filed a Reply to NTC's Compliance dated July 27, 2001 stressing the failure of the NTC to deny the allegations in the PLDT's Motion for Reconsideration that the Supreme Court decision dated July 28, 1999 annulled and set aside the SRF assessment involved in the proceeding under which it was handed down; that the Supreme Court directed the NTC to make a re-computation of the said assessments it set aside and that the NTC did not make any such re-computation; that the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the Supreme Court; that the Supreme Court decision dated July 29, 1999 is now final and executory; that the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the Supreme Court decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the assessment of the SRF; that the Supreme Court decision dated July 28, 1999 held that the SRF could lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; and that neither the Supreme Court nor the NTC itself disagreed with PLDT's representation to the Supreme Court in its Motion for Clarification that, among other things, PLDT read and understood the Supreme Court decision dated July 28, 1999 to mean that the SRF assessment of the NTC should exclude stock dividends.

In the accompanying Manifestation and Motion to Admit filed by PLDT with its Reply to NTC's Compliance dated July 27, 2001, PLDT requested the Court of Appeals to resolve its Motion to Set Case for Oral Argument dated March 12, 2001.

Considering that the statutory deadline for the payment of the SRF is on or before the 30th of September of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/ Injunctive Writ requesting the Court of Appeals to re-issue and expand the Writ of Preliminary Injunction it issued per its Resolution dated December 4, 2000, to cover all and any SRF assessments, including the SRF assessment due on September 30, 2001 pending final resolution of PLDT's Motion for Reconsideration.

On September 26, 2001, the Court of Appeals issued a resolution reviving the Resolution it earlier issued dated December 4, 2000 granting petitioner's prayer for injunctive relief, and considered re-issued the Writ of Preliminary Injunction issued pursuant thereto, the same to be effective until the resolution of the Motion for Reconsideration filed by PLDT of the Court of Appeals' decision dated February 12, 2001.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and charges. As of December 31, 2001, PLDT has paid under protest ₱611.3 million in SRF and ₱102.9 million in permit fees.

Local franchise tax assessments. On May 24, 1999, the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City assessed PLDT local franchise tax due for the years 1992 until the first two and a half months of the year 1995 in the amount of ₱60.7 million. PLDT protested the assessment for the reason that, pursuant to the Local Government Code, the right of the City of Makati to collect franchise tax from PLDT has prescribed. On June 22, 1999, PLDT received from the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City another assessment for franchise tax due for the last three quarters of 1995 up to 1998 in the amount of ₱1,091.1 million. Again, PLDT protested this assessment for the reason that upon the effectivity of the Republic Act No. 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act, on March 16, 1995, PLDT became exempt from the payment of franchise and business taxes imposable by local government units. On August 30, 1999, PLDT was sent a revised assessment of its local franchise tax liability due to Makati City for the years 1992 to 1994 in the amount of ₱594.7 million. In the revised assessment, the City alleged that its right to collect has not prescribed pursuant to letters sent by the City of Makati to PLDT dated July 8, July 28 and September 23, 1997. The revised assessment was protested by PLDT. On November 4 and 11, 1999, PLDT received from the Officer-In-Charge of the Makati City Law Department a notice of denial of its protest to the second assessment for franchise tax corresponding to the last three quarters of 1995 up to 1998 and of its protest to the first assessment for franchise tax corresponding to 1992 to 1994, respectively.

By a petition to the regular courts, PLDT appealed the denial of its protests of assessments impleading therein the City of Makati, the Chief of the Miscellaneous Taxes, Fees and Charges Division of Makati City and the Officer-In-Charge of the Makati City Law Department.

PLDT believes, based on the opinion of its legal counsel, that the reasons for the denial by the City of Makati of PLDT's protests are without merit because:

- PLDT is exempt from payment of local franchise and business taxes pursuant to the provisions of R.A. 7925;
- The City of Makati's right to collect franchise tax for the years 1992, 1993 and 1994 has already prescribed as the letters sent by the City of Makati to PLDT were not the assessments contemplated by law but merely reminders to PLDT of the City's power to impose franchise tax; and
- Assuming for the sake of argument that the City of Makati's right to assess and collect franchise tax for the years 1992 up to 1994 has not prescribed, the assessment was incorrectly computed.

PLDT's claim from exemption or exclusion from local franchise and business taxes is grounded on Section 12 of its franchise, R.A. 7082, as implicitly amended and expanded by Section 23 of R.A. 7925. Further, PLDT claims that assuming that PLDT is liable for local franchise tax, the respondents' basis for the computation of the franchise tax is arbitrary and in gross violation of the law. The respondents computed the franchise tax based on PLDT's operating revenues and not based on gross receipts pertaining to Makati City. From the provisions of the Local Government Code, franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. PLDT asserts that operating revenues cannot be used as a basis for computation of franchise tax because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, operating revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority. Thus, the use thereof will exceptionally overstate the franchise tax.

The Court had rendered a decision ordering PLDT to submit its financial statements for the relevant period to the City of Makati in order for the City of Makati to determine PLDT's annual gross earnings and make the proper tax assessment. PLDT has appealed such decision to the Supreme Court by a Petition for Review on Certiorari on September 20, 2001. The Supreme Court referred the case to the Court of Appeals. On November 21, 2001, the Court of Appeals required the City of Makati to comment on January 3, 2002. Respondents filed their third Motion for Extension of Time to file comment.

In another case of a similar nature against the same respondents, PLDT, on February 26, 2001 filed a petition in the Regional Trial Court of Makati City to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax in the amount of ₱298.3 million for calendar year 1999. The Court ordered suspension of proceedings pending outcome of the case mentioned above or until further notice.

PLDT filed another case on December 7, 2001 before the Regional Trial Court of Makati City, this time protesting Makati's assessment of franchise tax covering the year 2000. The case is also to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax for calendar year 2000. Respondents still have to file their Answer.

In the case PLDT vs. City of Cebu et. al. before the Regional Trial Court of Cebu City, PLDT obtained a favorable decision dated June 4, 2001. After the expiration of the period for appeal, PLDT then moved for execution. Respondents subsequently filed a Petition for Relief. PLDT has filed its Comment and Supplemental Comment. Respondents filed their Consolidated Reply on November 14, 2001. The Court has not yet resolved the Petition for Relief.

On August 22, 2001, the Supreme Court rendered a decision in the case entitled PLDT vs. City of Davao, et. al. denying PLDT's petition for review on its protest of assessment of local franchise tax in the amount of ₱3.7 million and a claim for refund for erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998 amounting to ₱2.7 million. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities. As such, the Supreme Court held that Section 23 of R.A. 7925 cannot be considered as having amended PLDT's franchise so as to entitle it to exemption from local franchise tax.

PLDT has filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case en Banc and for Oral Arguments. On October 24, 2001, the Court denied the request to hear the case en banc and held in abeyance the Oral Arguments. Respondent City of Davao has filed its Comment to said Motion.

On the other hand, the Court of Appeals has also rendered a decision dated September 12, 2001 in the case entitled PLDT vs. Province of Pangasinan granting PLDT's appeal by certiorari of the decision dated December 28, 2000 of the Regional Trial Court. The Court of Appeals ruled that through the passage of R.A. 7925, Congress has impliedly withdrawn from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan had filed a Motion for Extension of Time to file Motion for Reconsideration, which was then denied in a Resolution dated October 30, 2001 for being a prohibited pleading. Respondent subsequently filed its Motion for Reconsideration and also a Motion for Reconsideration of the October 30, 2001 Resolution and with a prayer that its Motion for Reconsideration be decided upon the merits. The Court has not yet resolved the matter. PLDT has filed its Comment on the Motion for Reconsideration.

There are two cases which have recently been raised by PLDT on Petition for Review before the Supreme Court after unfavorable decisions rendered by the lower courts on the franchise tax issue, namely: PLDT vs. City of Bacolod, et. al. and PLDT vs. City of Iloilo, et. al. In these cases, the respondents still have to submit their Comments as required by the Supreme Court.

Two other cases to be raised on Petition for Review before the Supreme Court in due time are the cases of PLDT vs. Province of Cebu and PLDT vs. Province of Laguna. On December 18, 2001, the Regional Trial Court of Cebu City rendered an unfavorable decision on the franchise tax issue. The Regional Trial Court of Laguna likewise rendered an unfavorable decision dated November 28, 2001 which was received on January 28, 2002.

Mabuhay Satellite

Mabuhay Satellite is presently the respondent in an arbitration commenced by Space Systems Loral, Inc, as a result of a dispute between the parties concerning a joint venture between them. Hearings and submission of post-hearing briefs have been completed, and a decision is expected in the near future. If determined adversely to Mabuhay Satellite, the arbitration could result in a finding that Mabuhay Satellite owes Space Systems Loral, Inc. up to US$18 million.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of their business.

The respective managements of PLDT and some of its subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

20. Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT's and its subsidiaries' foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2001		2000	
	U.S. Dollar	**Peso Equivalent**	U.S. Dollar	Peso Equivalent
	(In Millions)			
Assets				
Cash and cash equivalents	**$40.3**	**₱2,083.1**	$142.0	₱7,098.0
Accounts receivable	**145.8**	**7,536.4**	131.3	6,563.2
	186.1	**9,619.5**	273.3	13,661.2
Liabilities				
Accounts payable	**27.3**	**1,411.1**	38.8	1,939.5
Accrued and other current liabilities	**165.0**	**8,528.8**	125.1	6,253.2
Notes payable	**23.0**	**1,188.9**	10.4	519.8
Long-term debt	**3,156.2**	**163,144.0**	3,599.6	179,929.6
	3,371.5	**174,272.8**	3,773.9	188,642.1
Net foreign currency-denominated liabilities	**$3,185.4**	**₱164,653.3**	$3,500.6	₱174,980.9

For purposes of translating the foreign currency-denominated monetary assets and liabilities, the exchange rates used were ₱51.690 to US$1.00, ₱49.986 to US$1.00 and ₱40.298 to US$1.00, the peso-dollar exchange rates as at December 31, 2001, 2000 and 1999, respectively.

As a result of translating these foreign currency-denominated assets and liabilities, PLDT reported a net foreign exchange revaluation loss of ₱332.6 million, a gain of ₱969.3 million and loss of ₱175.3 million in 2001, 2000 and 1999, net of capitalized foreign exchange differentials (see *Note 6 – Property, Plant and Equipment* and *Note 15 – Other Expenses-Net*).

21. Financial Instruments

Currency Swap and Interest Rate Swap Agreements

PLDT

In connection with a Japanese Yen term loan facility of ¥19,807.4 million, PLDT entered into a foreign currency swap agreement to swap its floating rate Japanese yen-denominated loan for a fixed rate U.S. dollar amount. In February 2000, PLDT terminated the swap agreement for which it received an upfront payment of US$22.8 million (₱923.6 million). This amount was recorded as other income in the December 31, 2000 audited statement of income.

In January 2001, PLDT entered into a U.S. dollar/Japanese yen swap agreement to swap the coupon on US$175 million of its outstanding fixed rate notes for a floating rate Japanese yen amount. In August 2001, the base rate of this swap transaction was re-indexed from Japanese yen LIBOR to U.S. dollar LIBOR.

In June 2001, PLDT entered into a U.S. dollar/Philippine peso resettable cross currency swap contracts to swap US$100 million of outstanding PLDT notes into a predetermined peso amount based on an exchange rate of ₱50.77 million per U.S. dollar.

Smart

Smart has existing currency swap agreements with a foreign financial institution, under which it swapped its U.S. dollar-denominated loan exposure for peso loan exposure, with semi-annual payment intervals up to April 30, 2003. As of December 31, 2001 and 2000, Smart's outstanding obligations under these currency swap agreements amounted to US$114.5 million (₱5,918.5 million) and US$133.8 million (₱ 6,688.1 million), respectively.

Forward Exchange Contracts

PLDT

PLDT's outstanding forward foreign exchange contracts amounted to US$285.6 million (₱14,762.7 million) and US$43.7 million (₱2,184.4 million) as of December 31, 2001 and 2000, respectively. Revaluation gains (losses) on these contracts, which offset the corresponding losses (gains) on the hedged transactions, amounted to ₱110.0 million and (₱81.6 million), respectively. Amortization of premium amounted to ₱657.7 million and ₱34.9 million as of December 31, 2001 and 2000, respectively.

Smart

Smart's outstanding U.S. dollar-denominated forward foreign exchange contracts amounted to US$12.4 million (₱659.7 million) and US$55.9 million (₱2,766.2 million) as of December 31, 2001 and 2000, respectively, while third currency forward foreign exchange contracts as of December 31, 2000 amounted to JP¥12.8 million (₱6.0 million). For the year ended December 31, 2001, a ₱42.8 million gain and a ₱9.1 million loss on hedged transactions were offset against capitalized net foreign exchange losses in the balance sheet and charged to profit and loss account, respectively. A net loss of ₱52.2 million in 2000 was charged to profit and loss account.

22. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine IGF operators, six IXCs, six CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlement with interconnecting IGF operators is in the form of access charges, whereas settlement with interconnecting IXCs and LECs for toll calls are based on revenue sharing. Settlement with CMTS operators for local calls also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area are without charges. Paging and trunk radio interconnection settlements are based on fixed charges. The cost of investment in interconnection facilities is shared equally between interconnecting operators.

b. Proposed Metering of Local Exchange Service

The metering of PLDT's local exchange service has been temporarily suspended for further review by the NTC.

23. Reportable Segments

Statement of Financial Accounting Standards No. 31, "Segment Reporting," which became effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and subsidiaries Clark Telecom, Inc., Subic Telecom and MaraTel, which together account for less than 5% of our total fixed lines in service;

- Wireless — wireless telecommunications services provided through our cellular service providers (PLDT's subsidiary Smart and PLDT's affiliate Piltel) and satellite operators (Mabuhay Satellite, ACeS Philippines, and Telesat); and

- Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet Protocol-based solutions and multimedia content delivery provided by ePLDT, Internet access services provided by ePLDT's subsidiary Infocom and e-commerce, call centers and IT-related services provided through other subsidiaries and affiliates of ePLDT (see *Note 7 - Investments* for a description of ePLDT's subsidiaries and affiliates).

Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

The segment assets and results of operations of our reportable segments as of and for the years ended December 31, 2001, 2000 and 1999 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Total
		(In Millions)		
As of and for the Year Ended December 31, 2001				
Operating revenues	₱46,876.7	₱26,227.4	₱468.9	₱73,573.0
Operating expenses	32,309.0	23,339.4	779.7	56,428.1
Operating income (loss)	14,567.7	2,888.0	(310.8)	17,144.9
Segment assets	228,915.7	77,222.2	3,223.8	309,361.7
Segment liabilities	166,834.6	43,193.1	2,646.6	212,674.3
Expenses attributable to segment assets	21,738.5	9,270.8	625.5	31,634.8

As of and for the Year Ended December 31, 2000

	Fixed Line	Wireless	Information and Communications Technology	Total
		(In Millions)		
Operating revenues	₱45,967.0	₱16,697.4	₱238.7	₱62,903.1
Operating expenses	30,314.9	20,234.4	310.8	50,860.1
Operating income (loss)	15,652.1	(3,537.0)	(72.1)	12,043.0
Segment assets	245,795.1	80,065.3	910.5	326,770.9
Segment liabilities	179,636.3	52,027.8	593.3	232,257.4
Expenses attributable to segment assets	18,077.3	8,080.0	282.9	26,440.2
As of and for the Year Ended December 31, 1999				
Operating revenues	₱43,865.3	₱11,631.5	₱195.0	₱55,691.8
Operating expenses	28,456.4	14,043.8	254.4	42,754.6
Operating income (loss)	15,408.9	(2,412.3)	(59.4)	12,937.2
Segment assets	207,896.6	69,897.4	202.2	277,996.2
Segment liabilities	147,429.4	47,538.4	264.5	195,232.3
Expenses attributable to segment assets	15,788.0	6,736.3	176.8	22,701.1

24. Reclassification of Accounts

Certain accounts in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 financial statements presentation.

PLDT News

PLDT's NET INCOME TRIPLES IN 2001

- **Net income increases to ₱3.4 billion in 2001 from ₱1.1 billion in 2000**
- **Consolidated EBITDA Margin Remain Strong at 53 percent**
- **PLDT Wireless Cements Its Market Leadership**
- **Cost Containment, Liability Management Efforts Prioritized**

MANILA, Philippines, 26th February 2002 – Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced that its net income tripled to ₱3.4 billion in 2001 from ₱1.1billion in 2000. Consolidated revenues and EBITDA for the year ending 31st December 2001 both grew by 17 percent, marking a year of solid performance for the country's leading telecommunications company.

Growth was driven largely by the continuing success of Smart Communications, Inc. ("Smart") which experienced a dramatic turnaround in net income for 2001. Pilipino Telephone Corporation's ("Piltel") Talk N' Text service also contributed to the growth of Smart. Together, Smart and Talk N' Text more than doubled their combined GSM subscriber base to almost 6 million, capturing a 57 percent share of the total GSM market. The PLDT Group added 3.3 million new GSM subscribers in 2001, making it the fastest growing cellular business for the second consecutive year.

PLDT's fixed line business, with 2.2 million subscribers and a market share of almost 70 percent, remained a key strength of the Group and provided strong and stable cash flows for PLDT.

Consolidated net income for 2001 stood at ₱3.4 billion, representing a 208 percent improvement over 2000 consolidated net income of ₱1.1 billion. Consolidated EBITDA rose 17 percent to ₱39 billion from ₱33.3 billion last year. Consolidated EBITDA margin remained strong at 53 percent.

Consolidated revenues for the Group increased to ₱73.6 billion for the year, representing an improvement of 17 percent over revenues of ₱62.9 billion last year. Consolidated net operating income similarly improved to ₱17.1 billion from ₱12 billion in 2000. Earnings per common share grew to ₱11.35 from a loss per common share of ₱0.85 in 2000.

"Our strategy to transform PLDT from a traditional telephone company to a world-class communications provider offering varied and rich platforms of communication is starting to show through in our 2001 performance," commented PLDT President and CEO, Manuel V. Pangilinan.

Strong Wireless Performance Underscores Business Vision, Strategy

PLDT's strategic acquisition of Smart in 2000 allowed PLDT to strengthen its position in the fast growing wireless business. The wireless subsidiary outperformed the industry and recorded a significant turnaround from a net loss of ₱406 million in 2000 to a net income of ₱3.9 billion in 2001. Smart's EBITDA posted a dramatic increase of 164 percent, from ₱4.3 billion in 2000 to ₱11.3 billion in 2001.

The combined GSM subscriber base of Smart and Piltel's Talk N' Text service more than doubled during the year, rising from 2.7 million subscribers as of 31st December 2000 to end 2001 with almost 6 million subscribers.

Smart added 2.3 million new GSM subscribers during the year and had 4.6 million GSM subscribers at year-end. Together with its analog subscriber base, Smart had total subscribers of 4.9 million as of 31st December 2001, translating into a market share of 44.1 percent.

Piltel's GSM subscriber take-up during the year hit almost one million net additions resulting in 1.3 million Talk N' Text users at year-end. When combined with its analog subscribers, Piltel had 13.3 percent market share at year-end.

Smart and Piltel posted record-breaking subscriber take-up in December, 2001; together, they posted combined net activations of over 400,000 subscribers in that month compared to an average of 275,000 net activations per month for 2001.

The surge in subscriber numbers was complemented by Smart's launching of innovative and interactive value-added services such as Smart zed™ and Smart Money. These value-added services have started to contribute revenues for Smart and have enhanced ARPUs. Smart Money received the "Most Innovative GSM Service" award at the recently concluded 3rd GSM Congress held in Cannes, France last March 2001.

Texting (SMS) proved to be a strong source of revenue for Smart in 2001. An average of 39 million text messages per day were sent in 2001 compared to an average of 18 million messages a day in 2000. Text revenues more than doubled to ₱6.6 billion in 2001 from ₱2.2 billion in 2000.

Mr. Napoleon Nazareno, Smart's President and CEO noted that Smart is well positioned to maintain its market leadership in the wireless sector.

"Our leadership position in the wireless GSM market has definitely given Smart the momentum towards continued growth. We shall build on the gains we have achieved in 2001 to ensure that Smart fulfills its commitment to provide a broad range of world-class wireless products and services at affordable prices to the Filipino people," said Mr. Nazareno.

Fixed Line - Platform for Stable Revenues and Growing Data Business; Optimizing Efficiencies and Liability Management Initiatives Progressing

PLDT's core fixed line business maintained its leading market position in 2001. Fixed line subscribers for the PLDT Group grew to 2.2 million representing a market share of nearly 70 percent. Of the incremental additions of 178,044, 130,597 subscribers were on the prepaid service.

The fixed line business for 2001 exhibited moderate yet stable growth. Revenues grew to ₱46.9 billion while EBITDA levels were maintained at ₱27.3 billion. EBITDA margins remained high at 58 percent.

Local exchange revenues increased by 15 percent, reaching ₱21.9 billion in 2001. PLDT's strategy to offer a prepaid fixed line service helped to reduce churn, maximize the utilization of excess capacity, and develop a growing client base from a larger segment of the market.

International long distance revenues decreased by 13 percent to ₱11.5 billion due to lower settlement rates despite a significant increase in traffic. Similarly, national long distance revenues declined by 20 percent to ₱8.4 billion on account of lower NDD rates and lower volumes, the latter being affected by the lower cost of communicating via text and e-mail.

However, revenues from data and other network services jumped by 61 percent to ₱4.8 billion, driven by increasing demand for higher bandwidth and packet-based services. Data and other network services now account for almost 7 percent of PLDT's consolidated revenues.

"Part of our strategy moving forward is to lead the data services business which we believe is the next source of revenue growth for our fixed line business," said Pangilinan. "We foresee demand for data and network services to continue increasing in the near future."

During the year, efforts were initiated, focusing on reducing capital expenditure and operating expenses as well as improving operational efficiencies. From a high of ₱23.7 billion in 1997 representing 67 percent of revenues, PLDT's capex for 2001 was reduced to ₱9.4 billion, representing 20 percent of revenues. Furthermore, capex was focused primarily on the expansion of high growth areas such as data services.

Cash operating expenses have also been consistently declining quarter on quarter since the start of 2001. Operating efficiency has improved as demonstrated by the number of fixed lines in service per PLDT employee, which increased from 144 in 2000 to 161 in 2001.

The reduction in capital expenditure and the Company's focus on containing cash operating expenses have also contributed towards PLDT's liability management initiatives designed to address its maturing debts. Between the periods 2002-2004, PLDT has maturing debt obligations of approximately US$1.3 billion of which 50 percent is targeted to be serviced by internally generated cash flows.

As part of its liability management efforts, a US$149 million facility was obtained by PLDT from Kreditanstalt fur Wiederaufbau (KfW) of Germany. The facility granted to PLDT is a 9-year loan to be disbursed over three years and has a two year grace period. In addition, discussions with other traditional lenders for new facilities are on-going.

"Addressing our debt maturities is a major priority of PLDT," commented Pangilinan "and the agreement with KfW represents a key milestone in the on-going liability management efforts of PLDT."

Accelerated Transformation

Pangilinan noted that the year 2001 was the year PLDT accelerated its transformation from a predominantly fixed line telephone company into an integrated telecommunications service provider. ePLDT, a subsidiary of PLDT has started to move from a start-up pioneering venture into one of the leading information, communications and technology companies in the Philippines. ePLDT is building its operations and is expected to generate stronger revenues from its investments in its Vitro data center, its call centers and its Internet services through Infocom Technologies.

"Optimizing the largest landline infrastructure in the Philippines and combining it with strategic investments in cellular, satellite, and internet over the past three years has enabled us to begin realizing our vision for PLDT. Our strong performance in 2001 is clear evidence of this," Pangilinan stressed. "It is our expectation that PLDT will continue to broaden and diversify its revenue base, lowering our dependence on the mature fixed line business and ensuring continued revenue growth moving forward."

###

Consolidated Operating Results for the Year Ended December 31, 2001.

(In Million Pesos)	PLDT 2001	PLDT 2000	PLDT Consolidated 2001	PLDT Consolidated 2000
Revenues	46,064	44,270	73,573	62,903
Expenses	32,220	29,871	56,428	50,860
Operating income	13,844	14,399	17,145	12,043
Other expenses - net	10,317	7,415	14,268	11,247
Income before tax	3,527	6,984	2,877	796
Provision for tax	834	2,069	1,220	1,822
Income (Loss) before minority interests	2,693	4,915	1,657	(1,026)
Minority interests	-	-	(1,761)	(2,134)
Net income	2,693	4,915	3,418	1,108
EBITDA	27,029	26,848	39,028	33,255

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, actions or events.

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For more information, please contact:

Butch Jimenez
Vice President
Media and Corporate Communications
Tel. No. – (632) 816-8468
Fax No. – (632) 893-5174

Anabelle Chua
Treasurer and First Vice President
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the

country's most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Stock Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: February 27, 2002